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AUG 18 2003
THOMSON FINANCIAL

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OICF/BY: dlw

DAT : 8/12/03

Dixons Group plc

Annual Report and Accounts 2002/03


English
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Contents

Operating review

Across a dozen countries nearly half a million people walk through our doors each day. From batteries to a scanner for your home office, from the latest DVD home cinema system, to help and advice on how to put it all together; we're here to help you make the right choice by putting you first. We want to be the best...



...by listening to you

Above:
Sales assistant, Sharon Anderson demonstrates the DVD and home cinema range at Currys, Stevenage.


EPSON
EPSON STYLUS C42 Plus
PHILIPS
640

Listening is critical to our business. Our customers are our best source of advice on the products and services you want and those you dream about. Our buyers scour every market in the world, from Santa Clara, California to Qingdao, China to find tomorrow's products that will change your home, your office and your life – at prices you can afford today. We want to be the best...


ELECTRO WORLD
HAMA 45171
ANTÉNÍ KABEL
SONY

...by delivering value

Above:
Home cinema and large screen TV popularity has soared in Central Europe. Daniel Polnický guides a customer through the extensive choice at Electro World, Cerny Most, Prague.

Real value is more than the most comprehensive range at market beating prices. It's friendly help and advice in store, hassle-free installation in your home and support and service for the life of your product. Mastercare helplines provide solutions for more than five million callers each year and our technicians carry out more than a million repairs. So if your PC crashes at 3am our 24 hour PC helplines can get you back on-line. If your TV won't work with your digital box, our digital helpline will get you picture perfect in time for the big match. We want to be the best...


...with you every
Diagnostic
The unique
oint Healthcheck
includes

...by providing the service and support you need

Above:
Simon Murray completes a PC Healthcheck at PC World, Tunbridge Wells.

Financial highlights

£5.8 billion

Group turnover (excluding Freeserve) (£m)



3,153.6
98/99
3,871.9
99/00
4,643.4
00/01
4,888.2
01/02
5,760.5
02/03

£301.3 million

Profit before taxation (excluding goodwill amortisation, exceptional items and Freeserve) (£m)



238.6
98/99
263.9
99/00
278.5
00/01
297.9
01/02
301.3
02/03

11.7 pence

Adjusted diluted earnings per share*



9.4
98/99
10.0
99/00
10.3
00/01
11.6
01/02
11.7
02/03

6.655 pence

Dividends per share



3.825
98/99
4.600
99/00
5.500
00/01
6.050
01/02
6.655
02/03

	2002/03 £million	2001/02 £million	increase
Turnover	**5,760.5**	4,888.2	18%
Profit before taxation (excluding goodwill amortisation and exceptional items)	**301.3**	297.9	1%
	pence	pence	
Adjusted diluted earnings per share	**11.7**	11.6	1%
Dividends per share	**6.655**	6.050	10%

*Where appropriate, prior years have been restated to take account of Financial Reporting Standard 19 "Deferred tax".

Chairman's statement



Chairman, Sir John Collins with KB Bhogal, launch store manager for Dixons xL in Cardiff.

Our strategy is to continue the profitable growth of our UK business and to expand into selected countries in Continental Europe. We now operate in 12 countries and are Europe's leading electrical retailer.

Just under a year ago I became Chairman of the Dixons Group. I was honoured to be offered this role which I inherited from the Group's founder, Sir Stanley Kalms, to whose leadership the Group's size, strength and continued success are a lasting tribute.

Our strategy remains to continue the profitable growth of our UK business and to expand into selected countries in Continental Europe. We now operate in 12 countries and are Europe's leading electrical retailer. I fully endorse this strategy and compliment John Clare our Chief Executive both on its design and execution to date.

In a rapidly growing and divergent business, it is important to reinforce our focus on common objectives and to link the many parts of our business around a shared sense of identity, purpose and culture. That is why, in October, John Clare and I initiated *Being the Best*, a Group-wide business focus programme. Creating such a common understanding, while vital, is a considerable challenge. But as we entered new markets we felt it was important to focus on how we want to do business.

To us, being the best means:

- operating with integrity
- giving outstanding service
- respecting our colleagues
- continually seeking to improve performance.

And, of course, working together to beat the competition.

These standards provided an important guide as we faced one of the Group's more demanding years. They are the standards against which we will measure our actions to drive up performance across every element of the business.

In Europe we continued to expand our established businesses in the Nordic countries, integrated UniEuro in Italy into our organisation and continued to develop our new businesses – PC City in France, Spain and Italy and Electro World in Hungary and the Czech Republic.

In the UK we faced intense competition coupled with the early indications of a slowing in consumer confidence. Operationally our response over Christmas was not as effective as it should have been and we have put substantial and effective efforts into recovering margin and operational performance in the second half of the year.

Our markets are some of the most fiercely competitive anywhere in the world. This will not change. There will be no reduction in the pressure to innovate and to stay vigilant to competitors' activities. The Group remains at the cutting edge of electrical retailing in the UK and throughout our European markets. We have no intention of yielding that position and will be ever more vigorous in defending and strengthening it.

Chairman's statement
continued

During the year we appointed David Longbottom to the Board. During his 16 years with the Group, David proved himself highly effective in a number of operational roles before becoming Group HR director seven years ago. As our business grows, it will be shaped by our people, and human resource management is at the centre of our future development. Accordingly it is good to welcome David to the Board.

Since the year end we have appointed Andrew Lynch and John Whybrow as non-executive directors. Andrew is Finance Director of Compass Group PLC and will take over as Chairman of the Audit Committee. John Whybrow is Chairman of Wolseley plc and will become Chairman of our Remuneration Committee. Both have impressive business and commercial track records and I am sure we will benefit from their extensive experience. They will replace Norman Blackwell and Karen Cook, both of whom will leave the Board at the beginning of September when their terms of office expire.

Following the restructuring of our commercial operations, we have abolished the role of joint chief operating officer. As a result, David Hamid left the Board and the Group in May of this year after 17 years exemplary service. David Gilbert will step down from the Board at the beginning of September and I am pleased that we will retain the benefit of his extensive knowledge and experience as a member of our senior management team.

Also in September, Mark Souhami, who has been with the Group for 33 years, the last 11 of them as Deputy Chairman will retire from the Board but will remain as Chairman of Codic until next April. Mark's contribution to the Group is inestimable. Throughout his time with us, he has been an unstinting ambassador both for the Company and the retail industry. We shall miss his wise counsel and solid advice.

When I took over the Chairmanship it was my intention that we should restructure the Board so as to achieve a more even balance between executive and non-executive representation, a structure which has been endorsed by the Higgs Report. The changes which I have outlined will achieve this objective. A further non-executive director will be appointed in due course.

I take this opportunity to thank not only those directors who are retiring from the Board but employees of the Group across all our businesses for their support in what has been a challenging year.

As corporate governance has come increasingly under the spotlight, I am pleased to confirm that the Group's remuneration policies continue to reflect best practice. We aim to incentivise and reward success fairly at every level whilst avoiding excesses.

The Competition Commission's Inquiry into extended warranties on domestic electrical goods has been the focus of considerable media and management attention over the year. The Group has sought to provide the Commission with the fullest information possible in the course of the inquiry. Our experience, over many years, shows that after-sales service is an integral element of electrical retailing and one that is valued by our customers. I look forward to a sensible outcome.

Going forward our balance sheet is strong with low gearing and our dividend well covered. We are well placed to profit from any upturn in consumer spending but at the same time able to face any challenges.

The Board has recommended the payment of a final dividend of 5.145 pence, making total dividends for the period 6.655 pence (6.050 pence), an increase of 10 per cent.



Sir John Collins
Chairman
25 June 2003

Chief Executive's review



Chief Executive, John Clare and Group Finance Director, Jeremy Darroch at PC World, Tottenham Court Road.

Group turnover for the 53 weeks ended 3 May 2003 increased by 18 per cent to £5,761 million (2001/02 52 weeks £4,888 million) reflecting growth in existing businesses and the acquisition of UniEuro in Italy and Genesis Communications in the UK. Like for like sales were 1 per cent higher.

Group pre-tax profit (before goodwill amortisation and exceptional items) grew by 1 per cent to £301.3 million (2001/02 52 weeks £297.9 million). Lower UK profits were offset by strong profit growth in Elkjøp and an increased profit contribution from UniEuro following the acquisition of a further 71.4 per cent shareholding in November 2002.

UK Retail

Total UK Retail division sales in the period increased by 10 per cent to £4,525 million (£4,122 million), with like for like sales 1 per cent higher. Operating profit before goodwill amortisation was £240.3 million (£253.6 million), a decline of 5 per cent.

Strong profit growth in PC World was offset by a lower contribution from The Link resulting from reduced mobile phone subsidies from network operators and lower contributions from Currys and Dixons following disappointing trading in the Christmas and New Year peak period.

The division's markets measured in value grew by 1 per cent overall. The brown goods market grew by 6 per cent with continued strong growth in new technology products including large screen TVs, DVD players and digital photography. The white goods market grew by 5 per cent with strong contributions from small domestic appliances, cookers and dishwashers. The market for computer products declined by 8 per cent.

The mobile phone market, which is measured in units rather than value, recovered, with total connections up by an estimated 7 per cent, largely as a result of strong sales of prepay connections.

The UK Retail division continued to grow overall market share, with a continued focus on higher value and newer technology product areas such as widescreen televisions, digital cameras and camcorders. Market share growth was also strong in desktop and laptop PCs and in mobile phones.

Gross margins increased across most product categories but were more than offset by a sharp decline in mobile phone margins as network operators reduced handset subsidies, a lower mix of Coverplan service contracts and reduced credit commission income. As a result overall gross margins fell by 0.9 percentage points.

The division improved its cost to sales ratios for the full year by 0.1 percentage points. First half progress was driven by initiatives in payroll and service costs. Since January we have completed a major restructuring of UK head office central departments, removing more than 300 head office roles. Service operations have also been restructured, reducing the number of brown goods engineers and increasing the number of PC and high-tech support telephone advisers. The benefits of these measures were offset by a weaker sales performance in the second half, but have helped to establish a lower cost base for the new financial year.

The restructuring incurred a £13.6 million exceptional cost, arising from head office redundancies, the closure of head office buildings and the restructuring of brown goods service operations.

At the start of the period, the Group acquired Genesis Communications, a business to business mobile phone service provider, further strengthening the Group's communications offering to small business customers. The business has integrated well into the Group, strengthening the business propositions of both PC World and The Link, and continues to perform in line with expectations.

Competition Commission Inquiry

In June last year the Competition Commission began an inquiry into the UK market for extended warranties on domestic electrical goods. The publicity around this has, undoubtedly, affected sales of Coverplan service agreements. Although the inquiry has not concluded, the Commission's hypothetical remedies letter in May observed that: "Extended Warranties clearly satisfy a genuine demand from many consumers, who want to cover themselves against relevant risks and who may also require customer support services for the domestic electrical goods they have purchased." This philosophy has underpinned the Group's development of its service proposition over many years. We believe that demand for after-sales service products will continue to increase as product technologies converge and grow more sophisticated. We continue to work with the Commission and hope for an outcome that restores confidence in this important consumer market.

International Retail

The Group continues to make strong progress in its international operations, which now represent around 20 per cent of Group sales across 12 countries.

The International Retail division increased operating profit (before goodwill amortisation) by 156 per cent to £40.7 million (£15.9 million) on sales up 73 per cent at £1,189 million (£688 million). These figures reflect the full consolidation of UniEuro in the second half, combined with strong profit growth in Elkjøp. The Group also continues to invest in its start up operations in developing markets.

Our established European businesses have performed strongly. Sales in Elkjøp, UniEuro and Ireland grew 64 per cent to £1.1 billion. Excluding UniEuro, sales increased by 24 per cent. Operating profits were £70.5 million.

Elkjøp, the Group's pan-Nordic business, had a particularly strong year, opening 12 new stores and gaining market share in all five countries in which it operates. Elkjøp is now the market leader in Norway and Sweden and leads the out of town sector in Denmark and Finland.

In November, the Group acquired a further 71.4 per cent of UniEuro, Italy's fastest growing and most profitable electrical retailer, for €366 million (£233 million), bringing its total holding to 95.7 per cent. Shortly after the period end, the Group acquired the remaining 4.3 per cent from management, although payment is deferred until July 2004. UniEuro's results have been fully consolidated from the beginning of the second half year. Completing the acquisition has enabled UniEuro to draw on the resources of the Group to strengthen and accelerate its development plans. It has also provided a sound platform from which to launch PC City in Italy.

Our developing international businesses have met our expectations in challenging new markets, increasing sales from £37 million to £123 million over the year.

In Central Europe we continued to expand Electro World. We now have three stores in each of Hungary and the Czech Republic. In very competitive market conditions, Electro World has exceeded expectations and is performing well. We expect to open two further stores in each country during this financial year.

PC City opened eight new stores in France and Spain and its first two in Italy during the year. The chain is making good progress. Most elements of the PC World model have been transferred effectively, with the European stores now reflecting the successful UK formula. We have also made good progress in increasing the gross margins of the business towards target levels. Over the next 12 months we will continue to focus on sales growth and the delivery of a positive contribution from all PC City stores.

Employees

As a result of our store development programme in the UK and acquisitions and business growth across Europe, we have once again welcomed many new colleagues to the Group. Sadly, this year we also lost some long-standing colleagues as a result of our programme of cost reduction and the restructuring of our service operations to reflect customers' changing requirements for technical assistance. I take this opportunity to thank everyone who contributed to our results during the year.

Across the Group our most important challenge is to deliver high quality customer service. Through our people, we try to support all customers with expert, efficient and courteous help. That is why our training programmes never cease. It's why we made *Being the Best* the centre of our Group philosophy.

We look forward to a year of progress. We remain confident in our strategy and future growth prospects. We believe these will create long term value for our shareholders and reinforce our position as Europe's leading specialist electrical retailer.



John Clare
Chief Executive

£5,761 million

Turnover by division

UK Retail: 78% £4,525m

International Retail: 21% £1,189m

European Property: 1% £47m



Dixons Group plc

UK operations



www.currys.co.uk
Britain's biggest electrical chain. Comprehensive choice in domestic appliances, vision, audio, communications, PCs and service.

Sales
£1,677m

Number of stores
Superstores: 291
High Street: 88

Selling space (000 sq ft)
Superstores: 3,991
High Street: 146

Average selling area per store (sq ft)
Superstores: 13,713
High Street: 1,663

Employees
Superstores: 7,500
High Street: 550



www.pcworld.co.uk
The UK's largest chain of computer superstores.

Sales
£1,275m

Number of stores
126

Selling space (000 sq ft)
2,073

Average selling area per store (sq ft)
16,449

Employees
5,150



www.pcwb.com
Direct sales to business.

Sales
£191m

Employees
PCWB: 500
Genesis: 500



www.dixons.co.uk
The first choice for new technology.

Sales
£837m

Number of stores
329

Selling space (000 sq ft)
871

Average selling area per store (sq ft)
2,648

Employees
4,400



www.thelink.co.uk
The specialist for communication products and services.

Sales
£373m

Number of stores
292

Selling space (000 sq ft)
275

Average selling area per store (sq ft)
942

Employees
2,150



www.mastercare.co.uk
State of the art after-sales service and customer support.

Local deliveries
2.9m

Coverplan agreements
12.2m

Regional repair centres
12

Product repairs
1.1m

Helpline calls
5m

Employees
5,050

All figures as at 3 May 2003

Europe's leading specialist retailer of consumer electronics, personal computers, domestic appliances, photographic equipment, communication products and related financial and after-sales services.

International operations



www.elkjop.no
www.elgiganten.se
www.elgiganten.dk
www.gigantti.fi
www.elko.is
The leading electrical retailer across Norway, Sweden, Denmark, Finland and Iceland.

Sales
£749m

Number of stores
160

Selling space (000 sq ft)
2,038

Average selling area per store (sq ft)
12,735

Employees
3,650



www.unieuro.com
Italy's most profitable mixed electrical retailer.

Sales
£256m

Number of stores
94

Selling space (000 sq ft)
1,585

Average selling area per store (sq ft)
16,859

Employees
2,250



www.pccity.es
www.pccity.fr
The PC superstore in Spain, France and Italy.

Sales
£77m

Number of stores
Spain: 10
France: 6
Italy: 2

Selling space (000 sq ft)
Spain: 141
France: 110
Italy: 31

Average selling area per store (sq ft)
Spain: 14,131
France: 18,270
Italy: 15,398

Employees
900



www.electroworld.com
Ground-breaking mixed electrical superstores in Hungary and the Czech Republic.

Sales
£46m

Number of stores
Hungary: 3
Czech: 3

Selling space (000 sq ft)
Hungary: 131
Czech: 122

Average selling area per store (sq ft)
Hungary: 43,774
Czech: 40,760

Employees
600



www.dixons.ie
www.currys.ie
www.pcworld.ie
Ireland's leading electrical retailer through Dixons, Currys and PC World.

Sales
£61m

Number of stores
14

Selling space (000 sq ft)
149

Average selling area per store (sq ft)
10,615

Employees
450



www.codic.be
High quality retail and office developments in Belgium, Luxembourg, France and Germany.

Sales
£47m

Employees
32

Retail operations in 12 countries



Operating review: UK Retail


cutting edge fully fitted kitchens...
with built-in appliances featuring the latest technology
Rangestyle Cookers
Widescreen TVs

Currys encourages customers to purchase energy efficient electrical appliances. Sales of A-rated washing machines, dishwashers and refrigeration increased from 31% to 44% of appliances sold.

1 128 Currys superstores feature Hygena at Currys, with 18 kitchen options plus built-in appliances. **2** Paul Lo, sales assistant, Currys, Stevenage. **3** Tracey Hansard, sales assistant, demonstrates a range style cooker. **4** Lee Charles, sales assistant, advises on TV options.

Currys

www.currys.co.uk

Currys sales were £1,677 million (£1,607 million), an increase of 4 per cent. Like for like sales were unchanged.

Currys achieved good sales growth in widescreen TVs, digital photography, DVD players, fridges and cookers although sales of audio products, games and small appliances were disappointing.

Currys performed well in the first half year, with the continued success of the Currys *Marketplace* concept, the *Currys...No Worries* customer service campaign and further improvements in store efficiency.

Sales growth slowed in the second half. The business has moved quickly to address the issues it faced over Christmas, with changes to product ranges and operational improvements in store. Central commercial functions were reorganised. In the spring, Currys launched a new high impact press and brochure advertising campaign to reinforce its low price proposition.

Currys continued to relocate to larger out of town sites, opening or resiting 12 new stores during the period, including five large *Marketplace* stores. We expect to open or resite a similar number of stores this financial year.

Currys remains the market leader for all of its core product categories and is well placed to benefit from new technology developments, particularly in television products, in the years ahead.



1 Sales assistant, Andrew Hedley, offers expert advice. **2** Assistant sales manager, Norton Goffe, discusses a client's business needs in the Business Centre at Tunbridge Wells, one of 126 across the UK. **3** More than 630 software titles are available at PC World stores. **4** *Everything you need to improve your PC at the Component Centre.*



PC World sells more than 2,000 PCs every day





Ink for I.T.

PC World's *Ink for I.T.* scheme encourages inkjet recycling and benefits schools. Since its launch the 1,500 schools active in the scheme have shared £173,250 in vouchers for PC equipment.


PC WORLD
The Computer Superstore


PC WORLD
Business

Genesis
Communications

www.pcworld.co.uk www.pcwb.com

PC World total sales (including PC World Business) grew by 15 per cent to £1,466 million (£1,278 million) with like for like sales ahead by 2 per cent.

PC World had a good year, gaining market share across all major categories despite a difficult trading environment. New in-store Component Centres performed particularly well, together with digital imaging products and related accessories. Sales of PC World's popular Healthchecks also continued to grow. Improved purchasing and supply chain management delivered better product availability.

More effective management of clearance and aged stock and efficiencies in advertising and branch overheads offset cost inflation in rent and rates. The introduction of centralised branch call handling improved in store efficiency, freeing up customer facing staff.

Sixteen new PC World superstores were opened or resited during the year, taking the total to 126, with a similar number of stores expected to open this financial year.

PC World Business increased sales by 11 per cent to £191 million (£172 million) with strong public sector sales. Government Catalogue for IT (GCat) sales continue to perform well with PC World Business achieving 14 per cent of all GCat sales during the period.

The Group also strengthened its business to business communications proposition with the acquisition, in May 2002, of Genesis Communications which has integrated well into the Group.

Dixons xL

Featuring more than 6,000 products across 26,000 sq ft on two floors, Dixons xL in Cardiff is Britain's biggest technology store. It's the first of a series of pilot stores around the UK.

1 At Dixons xL Cardiff, customers can trial cinema packages at home. **2** Customers try out the latest digital camcorders at Dixons xL Cardiff. **3** Photographic specialist, Martin Dodd advises on the latest digital cameras. **4** Alice Kagoro from Dixons xL Cardiff with the Archo Jukebox multimedia MP3 player.

1



2



3



329stores



Dixons

www.dixons.co.uk

Dixons sales were £837 million (£816 million), up 3 per cent in total. Like for like sales fell by 1 per cent. Good sales growth was achieved in higher value and new technology products such as digital camcorders, large screen TVs and PCs, while sales of audio products, games and communications declined.

Operational improvements during the year included a strong focus on building margins through higher attachment rates of add-on sales and the restructuring of in store management. One new store was opened and three stores were resited during the period.

The pilot 26,000 sq ft Dixons xL, launched in Cardiff in August, continues to perform well. More large format stores are planned this year including a new Dixons xL store in the Birmingham Bullring and two other large format Dixons in Swansea and Doncaster.

Dixons Tax Free sales have recovered well post 9/11, despite the limited growth in airport traffic.

1 Stephanie Garnett, sales assistant, gets a customer connected. **2** Sales assistant, Saipeer Rahman, advises on handsets and tariffs at The Link, Hammersmith. **3** Colour screen models now account for 50% of mobile sales. **4** Ed Mayne, store manager at The Link, Hammersmith, completes a sale.

2



3 4


Stylish
colour display
Free

1


Let's
talk

Cutting mobile crime

The Link works with the police and the Home Office to reduce mobile phone crime. As part of *Operation safer streets*, we security marked 50,000 Londoners' mobiles. In the *Immobilise* campaign The Link's successful action to reduce false theft claims was praised by Scotland Yard. Our crime prevention initiatives won special commendation in the *Mobile Choice* magazine awards.


The Link

www.thelink.co.uk

Sales in The Link were £373 million (£331 million), an increase of 13 per cent in total and 6 per cent on a like for like basis. The Link achieved its highest ever market share on the back of strong prepay sales and new store openings. Brand coverage was increased to include Vodafone and One.Tel in all stores. This, coupled with strong advertising, has further enhanced The Link's position as a market-leading communications specialist.

The Link operates in an intensely dynamic and competitive market. Reduced handset subsidies from the network operators have eroded gross margins for all mobile phone specialist retailers. The Link has a strong consumer franchise, a wide store base, knowledgeable staff and strong relationships with the networks. It is well placed to respond to the rapid pace of change and technological advances in the telecommunications market.

We opened or resited 10 new stores during the year, taking the total to 292.

Delivering the goods

Elkjøp's central distribution hub in Jönköping, Sweden is key to its low price model. More than 6,500 trucks leave Jönköping each year to serve stores throughout Scandinavia.

1


GIGANTEN
SVERIGE • DANMARK • ISLAND • FINLAND

160 stores across five countries

2


ÅBNINGS FEST
GIGANTEN
ÅBNINGSFEST

3



1 Elkjøp brands include El Giganten, Gigantti, Lefdal Lavpris and Elko. **2** The Nyköbing store in Denmark opened in June 2003. **3** Alessandra Borghese, sales assistant at UniEuro, Rome with the Apple PowerBook G4.

ELKJØP

The International Retail division increased operating profit pre-goodwill amortisation by 156 per cent to £40.7 million (£15.9 million) on sales up 73 per cent at £1,189 million (£688 million). The division now accounts for around 20 per cent of Group sales. These figures reflect the full consolidation of UniEuro from the second half and strong profit growth in Elkjøp. The Group also continued to invest in start up operations in developing markets.

International Retail – established businesses
Sales in the established international businesses (Elkjøp, UniEuro and Ireland) increased by 64 per cent to £1,066 million (£651 million). Excluding the full consolidation of UniEuro, sales increased by 24 per cent. Operating profits for the established international businesses were £70.5 million.

Elkjøp
Elkjøp performed strongly. Sales increased by 26 per cent to £749 million (£596 million) with like for like sales up 5 per cent. We estimate that Elkjøp's markets were flat during the year, with sales growth delivering strong market share gains in each country. The Group is now the market leader in Norway and Sweden and leads in the out of town sector in Denmark and Finland. During the year Elkjøp initiated a three-year store development plan in Norway, introduced in-store PC Clinics and made improvements in its commercial operations. These actions contributed to strong growth in both gross margins and operating profit.

Twelve new stores were opened during the year, bringing Elkjøp's total to 160 stores across the Nordic countries. We expect to open a similar number this financial year. Shortly after the period end, Elkjøp purchased four stores in Finland for €3 million, bringing its total representation in that market to 14 stores.


UniEuro

1 

2 
PC DIAGNOSTIC
GRATIS!

1 The UniEuro store, Rome spans 40,124 sq ft and stocks more than 12,000 product lines. **2** The PC Clinic at UniEuro, Rome.


UniEuro

Ireland

UniEuro
On 11 November 2002, the Group completed the acquisition of a further 71.4 per cent of UniEuro, the fastest growing and most profitable electrical retailer in Italy, for €366 million (£233 million), bringing its total holding to 95.7 per cent. As a consequence, the results of UniEuro have been fully consolidated from the beginning of the second half year. Shortly after the period end the Group acquired the remaining 4.3 per cent from management although payment is deferred until July 2004.

Sales in the period since 11 November 2002 were £256 million. UniEuro opened or resited seven stores, taking the total to 94, 33 more than when the Group acquired its initial stake in the business 18 months ago.

UniEuro has performed strongly over the last 12 months. It continues to hold a strong number two position in market share terms and is closing the gap on the market leader. Integration into the Group is proceeding well.

Ireland
Sales in Ireland grew by 9 per cent to £61 million (£56 million). Like for like sales were 5 per cent lower, with performance being affected by a slowdown in the Irish economy. We opened a Currys and a PC World superstore in Limerick during the year.

Operating review: International Retail
continued


PC City sales up 133%



1 PC City, Créteil, France opened in November 2002. 2 PC Clinic offers unique services in PC City, Spain.


PC CITY
Computer Superstore

International Retail – investment businesses
Sales for the developing international businesses (PC City and Electro World) increased to £123 million (£37 million). Operating losses for these businesses for the year totalled £31.8 million.

PC City

PC City sales more than doubled to £77 million (£33 million). We opened 10 new stores, four in Spain, four in France and our first two stores in Italy, in Milan and Venice. We expect to open a further 10 stores this year, four in each of Spain and Italy, one in France, and the first store in the Nordic markets, in Stockholm, in September.

The Group continues to make progress in developing PC City. Customer response to the stores, the brand and the overall sales mix follow our UK experiences closely. During the year, gross margins were increased towards target levels, with benefits from consolidated European PC buying, as well as new in-store credit products and sales of service contracts. The focus over the next 12 months will remain on driving sales growth and achieving positive contributions from all the stores.

1 Electro World's huge product range includes popular small domestic appliances and personal care products. **2** Václav Nygrýn, sales assistant at Electro World, Cerny Most, Prague with the Panasonic NV M500 camcorder. **3** Radoslav Fašang, sales assistant in Electro World's PC department offers expert advice to shoppers in Prague. **4** Espace Kirchberg in Luxembourg.

1



2



3


Počítače

4



5,000 customers queued for 12 km for the opening of Electro World's first store in the Czech Republic in Zlicin, Prague and bought 26,850 products in one day.


ELECTRO
WORLD

CODIC

Electro World

The Group continued to expand its operations in Central Europe under the Electro World brand, increasing sales from £4 million to £46 million. Market conditions have been very competitive and several local players have exited or scaled down their operations. Against this backdrop, Electro World has exceeded expectations and is performing well. It now trades from six stores, three in each of Budapest and Prague, with two further stores expected to open in each country during this financial year, taking the business outside the capital cities for the first time.

European Property

Operating profit in the European Property division was £15 million (£16 million) on sales of £47 million (£78 million). We completed major developments in France, Luxembourg and Belgium. During the year, management increased their shareholding in the business, purchased at net asset value, from 4 per cent to 10 per cent.

Corporate citizenship

Value, choice and service must be delivered alongside a supportive workplace, good citizenship, ethical procurement and concern for the environment.

Reporting to the Board, our Corporate Social Responsibility Committee identifies and assesses social, environmental, ethical and reputational issues which impact on the Group and ensures appropriate actions are taken to address them effectively. Its terms of reference are summarised on page 39.

A supportive workplace

Being the Best sets out the philosophy that shapes our working behaviour, towards our customers, our colleagues and our competitors.

Our *Respect for People* programme helps to ensure that we work in an environment free of harassment, bullying or discrimination.

Our customers reflect every background. So too should our employees. Our commitment to equal opportunities gives us access to the broadest range of skills and experience. In the UK, Asian and Black Britons make up 10 and 4 per cent of our employees respectively, exceeding their representation in the population as a whole.

Where practical, the Group supports flexible working arrangements. Our independent employee assistance programme offers free, confidential access to counsellors and legal and financial advice.

Share bonus and incentive schemes enable employees to share our success directly. Through training and development programmes we are committed to creating a highly skilled and motivated workforce.

Disabilities

This year, we increased our focus on disability issues. A mystery shopping audit of our stores by a disability charity has enabled us to assess accessibility and help our staff better meet the needs of customers with disabilities. We also piloted disability awareness training in partnership with a number of disability charities.

Promoting health and safety

The Group is committed to maintaining high standards of health and safety. The Group Human Resources Director is responsible for health and safety at Board level.

We identify and assess risks, reducing or eliminating them where possible and raising risk-awareness among our management teams. The Group Health and Safety Committee oversees policy development and compliance and reviews performance. Operating procedures are reviewed regularly by local committees.

Health and safety management

	2002/03	2001/02
Average number of UK employees in the year (FTE)	**24,024**	24,576
Table 1		
Reports made under the UK Reporting Injuries, Diseases and Dangerous Occurrences Regulations 1995 and Safety, Health & Welfare at Work Act 1989 (Ireland)	**412**	425
Of which:		
Injuries (66 designated major, 2001/02: 60)	**412**	424
Reportable disease	**0**	1
Dangerous occurrences	**0**	0
Reports per 1,000 full time equivalent employees	**17**	17
Total accidents	**4,002**	4,186
Change	**-4.4%**	
Days lost in consequence:		
Retail operations	**1,624**	1,359
Mastercare	**1,736**	1,077
Total days lost	**3,360**	2,436
Days lost annually as % of total employee days	**0.06%**	0.04%
Table 2		
Reported violence or threat of violence against employees	**458**	557
Change	**-18%**	

Note: Total accidents were mistakenly presented as violence to employees in the 2001/02 Annual Report.

The most significant health and safety risks arise from the manual handling of products. The Group provides training and equipment to reduce the risk of injury and has invested significantly in mechanical handling aids. We operate a rehabilitation programme for employees injured at work. Workplaces are designed and equipped to minimise customer and staff risk, with key performance indicators reinforcing site safety.

We maintained our strong safety performance, with no prosecutions or convictions for health and safety offences in the UK during the year and prompt resolution of any safety concerns raised by enforcement authorities. The number of reported accidents and of reportable injuries remained stable. We are harmonising the Group's approach to health and safety across our international subsidiaries to ensure that all meet appropriate standards.

To protect our customers and achieve high levels of safety and reliability, we conduct strict product testing, regular inspections of manufacturing facilities and work closely with suppliers.

Employees receive guidance on handling aggressive or potentially violent situations and on avoiding confrontation and risk.

Good citizenship

Our community involvement stretches from local fundraising for schools, hospitals and community groups to major sponsorships of academic institutions. Mastercare sponsored *Innovation@Stevenage2003* to promote local employment opportunities.

Our employees participate in voluntary activities from regeneration projects to crime prevention and schools management. Participation is recognised in our training and development modules.

Our new Community Fonebak scheme recovers and recycles old mobile phones, enabling charities and community groups to convert used phones into vouchers and cash. Over the year the scheme processed 168,000 phones of which 84 per cent were processed for reuse and 15 per cent recycled.

The Group works closely with the Mobile Industry Crime Action Forum (MICAF) and the Home Office to reduce mobile phone crime. The initiative has received widespread support and Dixons and The Link were praised by Scotland Yard for their commitment to "Operation Pavilion", the police undercover anti-phone fraud operation.

Charitable giving

The Dixons Foundation gave £983,995 to charitable groups during the year. The Foundation continues to support education, sponsoring a chair in Entrepreneurship and Innovation at Edinburgh University and the Dixons City Technology College and Education Action Zone (EAZ) in Bradford. The Action Zone impacts directly on the standards and achievements of 20 schools in the area, supporting the aspirations of 10,000 pupils and their families. The Group has committed a further £100,000 to extend the life of the EAZ for a further two years.

Our *Health Matters* campaign continued to support the Stroke Association, the Breast Cancer Campaign, the Prostate Cancer Charity and the Multiple Sclerosis Society, raising more than £480,000 over the 18 month campaign.

Ethical procurement

To ensure that all own brand products are sourced from factories that demonstrate a measurable commitment to social and ethical standards, we have rolled out a comprehensive audit of own-brand suppliers. The audit requires compliance with clear standards covering all aspects of working conditions, including a ban on child labour and guarantees on acceptable working hours and a safe and healthy workplace.

Over the period, we have audited more than 70 per cent of own-brand suppliers in Asia. Around half met our standards on first inspection. Others have given written commitments to improvements in areas such as machine safety, pay and working hours, and these will be monitored. Those suppliers failing to meet the required standards will be de-listed. Further details of this policy are available at www.dixons-group-plc.co.uk.

Trading standards

Maintaining compliance with trading standards requirements plays an important part in delivering high levels of customer service. Over the period we reduced the number of complaints received from trading standards authorities by 45 per cent. Under our *Building Bridges* programme the Group has developed better links with enforcement authorities and improved understanding on both sides.

Corporate citizenship

continued

Concern for the environment

We continue to make progress in integrating environmental issues into all areas of our business. Responsible environmental management continues to be important. Environmental management working groups monitor performance and progress and consider improvements where required. The Group Human Resources Director has Board responsibility for this area.

The Group maintains dialogue on its environmental objectives with suppliers, investors, government and other stakeholders. Our management programmes aim to:

- minimise resource use;
- strengthen controls over energy consumption; and
- manage waste safely and recycle where practical.

At our Stevenage national distribution centre we remove bulky external packaging from smaller items before shipping in reusable, long-life plastic containers. The packaging is recycled and the plastic boxes fill otherwise void space in our larger lorries, reducing the number of journeys.

Our Stevenage centre recycled 2,664 tonnes of packaging waste in the financial year, an increase of 9.5 per cent. This is the fourth year of continuous improvement in waste management.

To reduce carbon dioxide emissions, the Dixons Group was among the first fleet users in the UK to order new EURO IV diesel engine vehicles. By increasing the numbers of diesel and unleaded vehicles, we have reduced the average CO_2 emissions on all company cars purchased to 150.86 grams, an improvement of 6.6 per cent over the year and exceeding the Government's 2003 target for fleet emissions of 160 grams by more than 9 grams.

We have reviewed the sustainability of materials used in carrier bags. We have also identified a way to reduce the weight of bags without reducing their strength. The reduction in total packaging will save around 262 tonnes of plastic in its first year of operation.

Benchmarking success

The Group has supported the Business in the Environment (BiE) Index of Corporate Environmental Engagement since it began seven years ago. The Group's overall score increased from 66 per cent to 74 per cent this year, confirming our improving performance in environmental management. Dixons Group plc is a constituent of the FTSE4Good UK, European and Global Indices.

Package waste recycling per year in tonnes

	Card	Paper	Plastic film	Polystyrene	Total tonnage	% change
2001/02	1,818	301	66	248	2,433	
2002/03	**2,059**	**235**	**54**	**316**	**2,664**	**9.5%**

Average CO_2 emissions on fleet cars

	grams	% change
2001/02	161.48	
2002/03	**150.86**	**–6.6%**

Financial review



Financial statements
Profit and loss account
Profit before taxation, amortisation of goodwill and exceptional items for the 53 weeks ended 3 May 2003 increased by 1 per cent to £301.3 million (2001/02 52 weeks £297.9 million). Lower profits in the UK were offset by strong profit growth in Scandinavia and an increased contribution from UniEuro in Italy following the acquisition of a further 71.4 per cent shareholding in November 2002. Adjusted diluted earnings per share increased by 1 per cent to 11.7 pence per share.

UK profit includes £9.8 million of property profits (2001/02 52 weeks £9.5 million).

Net exceptional costs were £18.7 million (2001/02 £14.9 million) and comprised two items. A loss of £5.1 million was recognised on the sale of 40.4 million Wanadoo S.A. shares and a charge of £13.6 million was incurred in respect of the restructuring of the UK head office and service functions. The net exceptional costs for the previous year of £14.9 million comprised a gain of £15.1 million on the sale of 51.3 million shares in Wanadoo S.A., offset by a £30.0 million write down in the value of the Group's 13.6 per cent stake in Kotsovolos S.A.

The amortisation of goodwill charge of £4.0 million mainly related to Genesis Communications, which was purchased during the period.

Net interest receivable was £5.3 million compared with £12.4 million in the previous year. The reduction mainly reflected increased debt to fund the acquisitions of UniEuro and Genesis Communications, together with lower interest receivable due to lower interest rates.

The taxation rate on underlying profits was 23.4 per cent (2001/02 21.9 per cent). The change is mainly as a result of increases in overseas taxation.

The 2003 Finance Bill proposes changes to the taxation of Controlled Foreign Companies which will bring certain profits from the sale of extended warranties and service contracts within the scope of UK taxation. We estimate that this will increase the tax charge to approximately 30 per cent in 2003/04.

The directors have recommended the payment of a final dividend of 5.145 pence per share, making total dividends for the period of 6.655 pence (2001/02 6.05 pence). This represents a year on year increase of 10 per cent. Total dividends are approximately 1.8 times covered by earnings.

Consolidated balance sheet
Net operating assets at 3 May 2003 increased by 49 per cent to £1,442.6 million (27 April 2002 £965.2 million). Net operating assets in the UK Retail division increased by 18 per cent to £238.4 million (£201.7 million) reflecting investment in new stores and systems and the acquisition of Genesis Communications, offset by the sale of freehold land and buildings and lower stock. Net operating assets within the International Retail division increased by 55 per cent to £1,136.8 million (£732.0 million) due to the acquisition of a further 71.4 per cent of UniEuro and store expansion. Net operating assets in the European Property division increased to £67.4 million (£31.5 million) mainly due to the development of new office parks in Luxembourg and France.

Capital expenditure
Net investment in land and buildings was reduced by £32.6 million to a net book value of £156.9 million (2001/02 £189.5 million) as a result of the disposal of freehold properties. Expenditure in the year on fixtures, fittings and equipment was £146.5 million (£164.8 million) compared with depreciation of £115.3 million (2001/02 £102.1 million) giving rise to a net book value of £464.4 million (2001/02 £417.5 million).

Fixed asset investments
During the year the Group sold a further 40.4 million Wanadoo shares received as consideration for the sale of its majority shareholding in Freeserve. Of the remaining holding of 85.9 million shares, 48.4 million are subject to lock up arrangements that expire in February 2004 and 37.5 million shares are linked to

a €260 million 1 per cent three year bond maturing in July 2004 that is exchangeable into Wanadoo shares at a price of €6.94. The market value of the shares at 3 May 2003 was £359 million.

Cash flow

There was a net cash outflow before management of liquid resources and financing of £52.1 million (2001/02 net inflow £129.0 million). This reflected net cash paid in respect of acquisitions and disposals of £202.2 million, offset by £122.3 million of net proceeds from the sale of Wanadoo shares. Operating cash flows included lower creditors due to the effect of the 53 week year end date falling after monthly supplier payments had been made, offset by lower debtors and increased proceeds from the sale of tangible fixed assets.

EBITDA

Earnings Before Interest Tax Depreciation and Amortisation (EBITDA) increased by 6 per cent to £414.4 million (£389.8 million).

Financial position

At 3 May 2003, cash and short term investments were £865.9 million (2001/02 £852.5 million), including £308.1 million (£300.0 million) held under trust to meet claims under extended warranties and service contracts.

Borrowings at 3 May 2003 were £695.8 million (£496.8 million), of which £544.5 million (2001/02 £303.0 million) was due after more than one year. The increase in long term and total borrowings results from the funding of acquisitions made in the period. Net borrowings, excluding amounts held under trust, were £138.0 million (2001/02 net funds £55.7 million). Gearing was 8 per cent (2001/02 nil) on equity shareholders' funds of £1,696.4 million (2001/02 £1,581.1 million).

In November 2002, the Group issued a £300 million 6.125 per cent 10-year bond to fund the acquisition of UniEuro and to refinance part of its core debt. The offering was well received by investors.

Pensions

The Group accounts for pension costs under Statement of Standard Accounting Practice 24 (SSAP 24) and is required to state by way of note to the financial statements, the profit and loss account and balance sheet figures calculated under Financial Reporting Standard 17 (FRS 17). The Group pension deficit under FRS 17 of £158.6 million, net of deferred tax, reflects a second successive year when most final salary pension schemes have suffered negative returns on their assets. On a funding basis, the net deficit was £99.4 million. The pension charge for the period, under SSAP 24, was £18.1 million; under FRS 17 the charge would have been £1.8 million higher. No benefit has been recognised in the period from the amortisation of previous pension surpluses. The liabilities to members represent a long term commitment; the average period to retirement is over 20 years. A review of appropriate actions is in progress taking into account the long term nature of the shortfall and the recent disruption in equity markets. The final salary section of the UK pension scheme was closed to new members from 1 September 2002.

Treasury policy

Management

Treasury operations are managed within policies and procedures approved by the Board. Group Treasury reports regularly to the Group Executive Committee and is subject to periodic independent internal and external reviews. The major financial risks to which the Group is exposed relate to movements in exchange and interest rates. Where appropriate, cost effective and practicable the Group uses financial instruments and derivatives to manage these risks. No speculative use of derivatives, currency or other instruments is permitted.

Exchange rate risk

The Group is exposed to exchange risk on overseas earnings and fluctuations in translated values of foreign currency assets and liabilities. The Group's policy is to match, in whole or in part, where cost effective, currency earnings with related currency costs and currency assets with currency liabilities through the use of appropriate hedging instruments. During the period it was not cost effective to hedge Norwegian Kroner assets. All Euro denominated assets were hedged.

Interest rate risk

The principal interest rate risks of the Group arise in respect of sterling cash and investments and Euro borrowings. Potential exposure to interest rate movements is mitigated by the Group's policy to match the profile of interest payments with that of its interest receipts and interest based credit commissions and through the use of interest based hedging instruments.

Bank facilities and cash management
It is Group policy to maintain committed bank and other facilities sufficient to meet anticipated financial requirements. Uncommitted facilities are maintained and used if available on advantageous terms.

Committed facilities of £1,034.7 million include a £324 million syndicated bank facility maturing in November 2004, a £300 million Sterling Eurobond maturing in November 2012, a €260 million bond exchangeable into Wanadoo shares maturing in July 2004 and a £100 million Sterling Eurobond maturing in February 2004. At 3 May 2003, total undrawn committed facilities available amounted to £338.9 million (£140.0 million).

It is Treasury policy to ensure that a prudent level of committed facilities is available at peak trading periods, based on a percentage of forecast working capital requirements. Peak borrowings for the Group in 2002/03 were £967.2 million, compared with committed facilities of £1,120.6 million.

The Group remains comfortably within all financial covenants which mainly relate to interest cover, fixed charge cover and net gearing. Dixons Group plc has a credit rating of Baa1, comparable with its peer group (2001/02 A3).

Group Treasury policy on investment restricts counterparties to those with a minimum Moody's long term credit rating of A3 and short term credit rating of P1. Investments mainly comprise bank deposits and floating rate notes. The Group continuously reviews the credit quality of counterparties, the limits placed on individual credit exposures and categories of investments.

Going concern
After making due enquiry, the directors are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the directors continue to adopt a going concern basis in preparing the financial statements.



Jeremy Darroch
Group Finance Director

Board of directors


1
2
3
4
5
6

1 **Sir John Collins, Chairman ▲ ■ ◆**
Sir John Collins (61) joined the Board in September 2001 as Deputy Chairman and was appointed Chairman in September 2002. He joined Shell in 1964 and was Chairman and Chief Executive of Shell UK, 1990 to 1993. He was Chief Executive of Vestey Group from 1993 to 2001. He is a director of NM Rothschild & Sons and of the Peninsular and Oriental Navigation Company. Sir John has been Chairman of National Power plc, Chairman of Cantab Pharmaceuticals, a director of BSkyB, Stoll Moss Theatres and the London Symphony Orchestra. He has also been Chairman of the Advisory Committee on Business and the Environment, Chairman of the DTI's Energy and Advisory Panel and a governor of Wellington College.

2 **John Clare, Group Chief Executive ◆**
John Clare (52) joined the Group as Marketing Director of Dixons in 1986. He was appointed Managing Director of Dixons Stores Group in 1988, when he also joined the Group Board. He became Group Managing Director in 1992 and Group Chief Executive in 1994. He is a non-executive director of Hammerson plc, Chairman of the Government's Ambition Retail taskforce, a member of the National Employment Panel and the Edinburgh University Development Board. Before joining Dixons he held senior posts at Ladbroke Group plc and Mars Inc.

3 **Mark Souhami, Deputy Chairman ◆**
Mark Souhami (67) joined Dixons in 1970 as Group Marketing Director, becoming Joint Managing Director in 1973, Managing Director in 1978 and Group Managing Director in 1986. He was appointed Deputy Chairman in 1992. He is Chairman of Codic and is a former Chairman of the British Retail Consortium. He will retire from the Board on 1 September 2003, remaining Chairman of Codic until 1 May 2004.

4 **Jeremy Darroch, Group Finance Director**
Jeremy Darroch (40) was appointed Group Finance Director in March 2002. He joined the Group in January 2000 as Retail Finance Director. He qualified as a Chartered Accountant with Deloitte Haskins & Sells. In his earlier career he worked for Procter & Gamble for 12 years in the UK and Europe, latterly, as European Finance Director for their Health Care businesses.

5 **David Gilbert, Chief Operating Officer**
David Gilbert (49) joined the Group in 1981. He was appointed to the Group Board in 1997 and became Joint Chief Operating Officer in January 2000. He was previously Group Managing Director of Currys Group and Deputy Managing Director of Dixons Stores Group. He joined the Group from Boots. He will step down from the Board on 1 September 2003.

6 **David Hamid, Chief Operating Officer**
David Hamid (51) joined Dixons Group in 1986. He was appointed to the Group Board in 1997 and was Joint Chief Operating Officer from January 2000 until he left the Board and the Group in May 2003.

7 **David Longbottom, Group Human Resources Director**
David Longbottom (59) was appointed to the Board on 5 November 2002. He joined the Group as Management Development Director in 1987 and held senior roles in Currys, Retail Operations and Mastercare before being appointed Group Human Resources Director in 1996. He is the Board member responsible for corporate social responsibility, health and safety and environmental matters. He is a member of the Royal College of Science and of the Institute of Personnel and Development. He joined the Group from Lloyds of London having previously held positions at Courtaulds plc and British Gas.



8 Karen Cook, Non-Executive Director ▲ ■ ◆
Karen Cook (49) joined the Board in 1997. She is a managing director of Goldman Sachs International. She has previously worked for J Henry Schroder & Co Limited and the First National Bank of Chicago. She will retire from the Board on 2 September 2003 upon the expiry of her term of office.

9 Lord Blackwell, Non-Executive Director ▲ ■ ◆
Lord Blackwell (50) joined the Board in 2000. He is Chairman of Smartstream Technologies Group Ltd, a non-executive director of Slough Estates plc and of CSG plc, and an adviser to KPMG Corporate Finance. He is a Board member of the Office of Fair Trading and Chairman of the Centre for Policy Studies. He has also been director of group development at NatWest Group, a partner at McKinsey & Co. and was Head of the No 10 Policy Unit from 1995 to 1997. He was created a Life Peer in 1997. He will retire from the Board on 1 September 2003 upon the expiry of his term of office.

10 Count Emmanuel d'André, Non-Executive Director ▲ ■ ◆
Count Emmanuel d'André (65) joined the Board on 1 February 2002. He is a non-executive director of Robert Bosch France and a member of the Board of La Mondiale (Insurance). His previous positions have included member of the advisory committee of Banque de France, Chairman of Trois Suisses International Group, Chief Executive of Lapaud International, senior consultant with Arthur D. Little, Paris, Development Director of the Express Group and a senior international manager with Camping Gaz. He was a non-executive director of Auchan for six years.

New directors

11 Andrew Lynch, Non-Executive Director
Andrew Lynch (46) joined the Board on 20 May 2003. He has been Group Finance Director of Compass Group PLC since 1997 and was previously Finance Director of Compass Group's UK division from 1994 and Finance Director of Travellers Fare Limited from 1989. His earlier career included positions with KPMG and Prudential Corporation plc. He is a Fellow of the Institute of Chartered Accountants. He will succeed Lord Blackwell as Chairman of the Audit Committee.

12 John Whybrow, Non-Executive Director
John Whybrow (56) joined the Board on 24 June 2003. He is Chairman of Wolseley plc and was a non-executive director of Wolseley between 1997 and 2002. He joined Philips in 1970 and was Executive Vice President of Royal Philips Electronics from 1998 to 2002. He received the Polish Order of Merit in 2002. He will succeed Sir John Collins as Chairman of the Remuneration Committee.

From 1 September 2003
Rita Clifton, Non-Executive Director
On 22 July 2003 Rita Clifton was appointed a non-executive director with effect from 1 September for a three year term. A resolution to reappoint her as a director will be proposed at the annual general meeting on 10 September. Biographical details are given on page 2 of the notice of meeting.

▲ Member of the Audit Committee
■ Member of the Executive Directors' Remuneration Committee
◆ Member of the Nominations Committee

Senior management

Group Management
Geoffrey Budd
Neil Ogilvie
Lesley Smith

Finance, Systems and Corporate Development
Jeremy Darroch*
Peter Ambrose
Peter Crowe
Simon Davies
Dave Elder-Vass
Andrew Milliken
Damian Norton
Kevin O'Byrne
Andrew Owen
Martin Sidders

Dixons Group Retail Properties
Martin Meech
Mark Feltham
Sue Philipson

Financial Services
David Campbell
Max Frei
Dorothy Winrow

Human Resources
David Longbottom*
Camilla Aitchison
Ben Bengougam
Louise Bentham
John Francis
Liz Purdy
Elaine Rowe

Non Merchandise Purchasing
Roger Dew

Group Commercial Operations
Tim Clifford
Irene Paull

Group Purchasing
Pete Bowers
Ken Sladen
Neil Robertson

Omni Source
Terry Greenwood
Geoff Bellingham
Phil Logan

Mastercare
Edward Fitzmaurice
Martin Fletcher
Bruce Marsh
Richard Middleton
John Sorby

UK and Ireland Retail Operations
David Gilbert*
Kath Roach

Business Services
Alan Uren

Dixons
Chris Langley
Joe Garner
John Mewett
Richard Ames

Ireland
Bryan Magrath

The Link
Nick Wood
John Welsh
Simon Crowfoot

Group Marketing Services
Elizabeth Fagan
Steve Borges
Peter Riordan
George Wilding

Currys
Nick Wilkinson*
Richard Carter
Steve Crook
Mike Hedgecox
Frank Keenan
Peter Keenan
Paul McClenaghan
Debbie Moore

PC World International
Simon Turner*
Andrew Gabriel
Keith Jones

PC World UK
Steve Campbell
Phil Birbeck

PC City France
Sacha Tikhomiroff

PC City Spain
Fernando de Vicente

PC City Italy
Nicholas Cadbury

PC City Sweden
Per Rune Lunderby

PC World Business
Derek Lloyd

Genesis Communications
Rob Rawlinson

Elkjøp
Per Bjørgås*
Nils Petter Bjørnstad
Kristian Kulsrud
Geir Langbakken
Fredrik Steenbuch

Denmark
Jesper Boysen

Norway
Ronny Blomseth

Finland
Irmeli Rytkönen

Sweden
Per Sigvardsson

Electro World
Mark Rollmann

Hungary
Peter Sebestyen

Czech Republic
Jiri Rizek

UniEuro
Oscar Farinetti*
Corrado Colli
Steve Carroll
Felice Cippolina
Adriano Graneris
Arturo Jossa
Piero Bagnasco
Alberto Mosca

European Property
Thierry Behiels
Sophie Goblet
Raphael Guiducci
Christophe Sirot

*Member of the Group Executive Committee

Accounts

Directors' report

The directors present their report and the audited consolidated financial statements of Dixons Group plc ("the Company") and its subsidiary and associated undertakings ("the Group") for the 53 weeks ended 3 May 2003. Comparative figures are for the 52 weeks ended 27 April 2002.

Details of the Group's results, operations and future prospects are set out in the Chairman's Statement, Chief Executive's Review, Operating Review and Financial Review which form part of this report.

Principal activities

The Company is the parent company of a group engaged in the retail sale of high technology consumer electronics, personal computers, domestic appliances, photographic equipment, communication products and related financial and after-sales services. Its subsidiaries operate in the UK, Ireland, the Nordic region, Italy, France, Spain, Hungary and the Czech Republic. The Group also has retail interests in Greece and undertakes property development in Belgium, Luxembourg, France and Germany.

On 7 May 2002 the Group acquired Direct Telephone Services Limited (trading as Genesis Communications) a business to business mobile phone service provider, for consideration of up to £35 million including £2 million contingent on the achievement of earnings targets.

On 11 November 2002 the Group acquired a further 71.4 per cent of UniEuro S.p.A. for €366 million (£233 million) and accordingly, as at 3 May 2003, the Group held 95.7 per cent of UniEuro with the balance of 4.3 per cent remaining in the hands of the management, subject to the Group's option to acquire this shareholding for €29.8 million. On 3 June 2003, this option was exercised with payment of the consideration deferred until July 2004.

Dividends

An interim dividend of 1.510 pence per share was paid on 3 March 2003 to shareholders on the register at the close of business on 31 January 2003. The directors recommend the payment of a final dividend of 5.145 pence per share, making total dividends of 6.655 pence per share for the period (2001/02 6.050 pence per share). Subject to shareholders' approval at the annual general meeting, the final dividend will be paid on 30 September 2003 to shareholders on the register at the close of business on 22 August 2003.

Information on the Company's Dividend Reinvestment Plan is available from the Registrars whose details are on page 80.

Share capital

Details of the Company's share capital, including changes to the issued share capital during the period, are given in note 23 on page 70.

Details of share options granted and exercised in the period and consideration received are shown in note 24 on page 71.

At the annual general meeting held on 11 September 2002 shareholders authorised the directors to make market purchases of the Company's ordinary shares to a maximum of 194 million shares for a period expiring on the date of the next annual general meeting. To date no such purchases have been made. Shareholders will be asked to renew this authority at the annual general meeting on 10 September 2003.

Substantial share interests

At 25 June 2003 the following interests of more than 3 per cent in the issued share capital had been notified to the Company pursuant to sections 198 to 210 of the Companies Act 1985 (as amended):

	Number of ordinary shares (millions)	% of issued share capital
The Capital Group Companies, Inc.	194.4	10.03
FMR Corp. and Fidelity International Limited	81.0	4.16
Prudential plc	75.8	3.90
Legal & General plc	61.5	3.15
Aviva plc	59.3	3.05
Oppenheimer Funds Inc.	58.6	3.01

Directors
Details of the directors who served throughout the period are shown on pages 28 and 29. The following changes occurred in the period:

	Date	Appointment/resignation
Executive		
Sir Stanley Kalms	11 September 2002	Resignation
David Longbottom	5 November 2002	Appointment

Since the period end, the following changes have occurred:

	Date	Appointment/resignation
Executive		
David Hamid	20 May 2003	Resignation
Non-executive		
Andrew Lynch	20 May 2003	Appointment
John Whybrow	24 June 2003	Appointment

It was announced on 20 May 2003 that Mark Souhami would retire from the Board and David Gilbert would resign as a director on 1 September 2003. Lord Blackwell and Karen Cook will cease to be directors on 1 September 2003 and 2 September 2003 respectively, upon the expiry of their terms of office.

Following their appointment to the Board, David Longbottom, Andrew Lynch and John Whybrow will retire at the annual general meeting on 10 September 2003 and, being eligible, will offer themselves for reappointment.

In accordance with the Articles of Association, John Clare will retire by rotation at the annual general meeting and, being eligible, will offer himself for reappointment.

The biographies of David Longbottom, Andrew Lynch, John Whybrow and John Clare are shown on pages 28 and 29. John Clare and David Longbottom each has a service agreement with DSG Retail Limited which can be terminated by one year's notice. Subject to their reappointment at the annual general meeting, Andrew Lynch and John Whybrow have been appointed, pursuant to letters of appointment dated 20 May 2003, for three year terms ending on 20 May 2006 and 24 June 2006 respectively.

The interests of the directors in the share capital of the Company are shown in the Remuneration Report on pages 41 to 48. No director had any beneficial interests in the shares of any subsidiary undertaking or in any contract or arrangement (apart from contracts of service) to which the Company or any subsidiary was a party during or at the end of the financial period.

Policy and practice on payment of suppliers
It is the Group's policy to agree terms of payment with its suppliers. Payments are made in accordance with these terms provided that the supplier has complied with all relevant contractual obligations. Trade creditors at 3 May 2003 represented 38 days of annual purchases based on the average daily amounts invoiced by suppliers during the period (27 April 2002 33 days).

Charitable and political donations
During the period the Group donated £875,000 to The Dixons Foundation, a registered charitable trust (2001/02 £878,000). Further details of the Group's charitable activities are given on page 23.

At the annual general meeting held on 5 September 2001 shareholders gave authority to the directors to make donations to EU Political Organisations and to incur EU Political Expenditure as defined in the Companies Act to an aggregate amount not exceeding £50,000 in the two year period ending with the annual general meeting in 2003. During 2002/03, the Company made payments totalling £5,665 (2001/02 £8,000) comprising participation in events organised by the Labour Party (£900), the Conservative and Unionist Party (£4,425) and the Liberal Democrat Party (£340) which the directors have been advised constitute EU Political Expenditure. A resolution to renew this authority for a further two years will be proposed at the annual general meeting.

Equal opportunities
It is the policy of the Group to provide equal opportunities to all its employees regardless of their age, sex, colour, race, religion or ethnic origin and that disabled persons should enjoy the same employment opportunities, training and career development as others where they possess the necessary skills, experience and qualifications. Special consideration is given to the continuity in employment of any existing employee who becomes disabled and to the provision of alternative employment. A disability working group monitors compliance with legal obligations under the Disability Discrimination Act 1995.

During the period the *Respect for People* programme was further promoted across the UK with a view to increasing awareness amongst all employees of the Company's codes and standards in relation to all forms of discrimination.

Employee involvement
The Group maintains a strong focus on effective performance management designed to identify and develop high performers and to make all employees more effective in their roles. Flexible working arrangements for all roles encourage the best people to apply to join, and remain within, the organisation. The Group seeks to engage all employees in both its short and long term goals. This is achieved through a variety of methods including senior management briefings, focus groups, CDs, videos, newsletters and the widespread use of intranets.

The Chief Executive chairs the Dixons Group European Forum, a body of independently elected employee representatives. There are also local fora of independently elected representatives from within individual businesses. Their meetings provide the framework for the Group's consultative process; representatives provide invaluable input on a wide range of issues including customer service, business efficiency, reorganisation and performance improvement.

Further employee feedback is obtained through surveys. Findings from these surveys are used to design bespoke reward and training programmes and to assist the development of employment policy.

The Group operates a number of share bonus, incentive and ownership schemes. These reinforce the philosophy of encouraging employees to contribute directly to the achievement of the Group's goals and of rewarding individual and collective success. Further details are contained in the Remuneration Report on pages 42 and 43. Sharesave schemes in which there are approximately 7,000 participants are operated in the UK and Ireland. Over 10,000 employees throughout the Group currently participate in the Company's discretionary share option schemes.

Further information is given on pages 22 and 23.

Auditors
On 1 August 2003, Deloitte & Touche will transfer their business to Deloitte & Touche LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. However, at present they remain the Company's auditors and have signed the accounts in that capacity. The Company intends to give its consent to treating the appointment of Deloitte & Touche as extending to Deloitte & Touche LLP with effect from 1 August 2003. Accordingly, although the accounts have been signed in the name of Deloitte & Touche, a resolution for the reappointment of Deloitte & Touche LLP and to authorise the directors to agree their remuneration will be proposed at the forthcoming annual general meeting.

Annual general meeting
The annual general meeting will be held on 10 September 2003 at The Marriott Hotel, Grosvenor Square, London W1 at 11.30 a.m. Notice of the meeting, together with an explanation of the business to be considered, is given in a separate circular accompanying this report.

By Order of the Board



G D Budd
Secretary
25 June 2003

Corporate governance

The Board is committed to high standards of corporate governance, being the process by which the Group is directed and managed, risks are identified and controlled and effective accountability is assured. Sound governance is central to achieving the directors' prime objective of maximising shareholder value.

Combined Code

The following statement, together with the Audit Committee Report on page 40 and the Remuneration Report on pages 41 to 48 sets out the manner in which the Group has throughout the period applied the principles contained in Section 1 of the Combined Code on Corporate Governance issued by the UK Financial Services Authority ("the Combined Code").

Board of Directors

During the financial period, the Board comprised a non-executive Chairman, six executive directors and three independent non-executive directors. Following the Board restructuring announced on 20 May 2003, the Board will from 1 September 2003 comprise a non-executive Chairman, three executive directors and three independent non-executive directors. Biographical details of the directors are shown on pages 28 and 29 and changes during the period and subsequently are set out in the Directors' Report on page 33.

The Board has adopted a formal schedule of matters reserved to it for decision. These include responsibility for the Group's overall strategy, acquisition and divestment policy and the system of internal control, together with the approval of major expenditure projects and significant financing matters. It reviews the strategic objectives of trading divisions, their annual budgets and long term plans and monitors progress towards their attainment. An annual meeting of the Board focuses on the longer term strategic direction of the Group and the markets in which it operates. In future, it is intended that a performance evaluation of the Board will be considered at a special meeting. There is frequent contact between directors throughout the period to progress the Group's business.

A corporate governance framework has been approved by the Board defining the role and responsibilities of the constituent elements of the Group's management structure. This enables the Board to plan, execute, control and monitor the Group's activities to achieve its strategic objectives.

The Chairman ensures that the Board has full and timely access to all relevant information.

The offices of Chairman and Group Chief Executive are held separately and a clear division of responsibility exists and operates effectively. Throughout the financial period Sir John Collins was designated as the senior independent non-executive director.

All directors have access to the services of the Company Secretary and may take independent professional advice at the Company's expense in the furtherance of their duties. On appointment, each director receives guidance and training appropriate to their level of previous experience. Non-executive directors are encouraged to meet members of senior management regularly and to undertake visits to all parts of the Group, particularly newly acquired and developing businesses. Directors are kept informed of changes in relevant legislation and changes in commercial and financial risks.

The Articles of Association require one third of the Board not otherwise subject to reappointment by shareholders to retire by rotation each year and ensure that over a three year period each director is subject to reappointment by shareholders in general meeting. Details of the director retiring by rotation at the annual general meeting are set out in the Directors' Report on page 33.

The Board met seven times during the period excluding ad hoc meetings convened solely to deal with procedural matters. All directors attended all meetings apart from Sir John Collins and Karen Cook who each attended six meetings.

Corporate governance
continued

Board committees
The Board has established a number of committees to which it has delegated specific responsibilities. Trading divisions are managed by separate executive committees, whose minutes are reviewed by the Board. Separate reports from the Audit Committee and Remuneration Committee, including details of membership and summary terms of reference, are set out on page 40 and on pages 41 to 48 respectively. Membership of the other principal committees and a summary of their terms of reference are shown below:

Members (number of meetings attended during the period)	Meetings held during period	Summary terms of reference
Chairman's Committee		
Sir John Collins (Chairman) (12) Mark Souhami (10) John Clare (12) Jeremy Darroch (12) David Longbottom (5) (appointed 5 November 2002)	12	Forum for the Chairman to monitor and review the development and implementation of strategy and to report appropriately to the Board.
Group Executive Committee		
John Clare (Chairman) (13) Per Bjørgås (12) Jeremy Darroch (12) David Gilbert (12) David Hamid (13) David Longbottom (11) Simon Turner (13) Nick Wilkinson (13) Oscar Farinetti (2) (appointed 10 January 2003)	13	Responsible for the implementation of strategy and the day to day management of the Group's business.
Nominations Committee		
Mark Souhami (Chairman) (3) Lord Blackwell (3) John Clare (3) Sir John Collins (2) Karen Cook (2) Count Emmanuel d'André (3)	3	Reviews, at least annually, and as required, the size and composition of the Board and submits recommendations for new Board appointments to the Board for approval.

The Company Secretary is secretary of the Audit, Executive Directors' Remuneration, Nominations and Chairman's Committees. These committees operate within written terms of reference approved by the Board which are available on request from the Company Secretary and may be viewed on the Company's website at www.dixons-group-plc.co.uk. The Board receives and reviews minutes of their meetings.

Nominations Committee
The Nominations Committee recommended the appointments of the two new non-executive directors, Andrew Lynch and John Whybrow. The Committee prepared a description of the roles and the capabilities required for the appointments. These specifications were approved by the Board and a specialist recruitment agency was retained to identify candidates from a wide range of backgrounds. A short list was drawn up and interviews were conducted following which recommendations were made to and approved by the Board.

Relations with shareholders
The Board attaches considerable importance to the maintenance of constructive relationships with shareholders. Effective two way communication with institutional investors and analysts is established through regular presentations and meetings in the UK and overseas, usually by the Group Chief Executive and Group Finance Director. This programme of presentations is conducted in accordance with the Financial Services Authority's guidance on the dissemination of price sensitive information to ensure the protection of such information which has not already been made available generally to the Company's shareholders.

The annual general meeting is regarded as an opportunity to communicate directly with private shareholders. The chairmen of the Audit, Remuneration and Nominations Committees are available at the meeting to answer relevant questions from shareholders. Notice of the annual general meeting and related documents are mailed to shareholders at least 20 working days before the meeting. Separate resolutions are proposed on each substantially different issue. The notice is contained in a separate circular accompanying this report.

In addition to the interim and annual reports, shareholders can obtain information about the Group posted on the corporate website (www.dixons-group-plc.co.uk).

Services available to shareholders are summarised on page 80 of this report.

Pension schemes
The Group operates a number of defined contribution and defined benefit pension schemes. The principal scheme operates in the UK where the Group maintains a funded defined benefit pension scheme.

The assets of the scheme are held separately from those of the Group by trustees. There are six trustees: three members of senior management and three external trustees (Hugh Jenkins CBE (Chairman), Mrs Jane Newell OBE and Dr Ann Robinson). The power of appointment of new trustees is vested in the trustees. Asset management is delegated to three independent companies whose performance is monitored by a specialist performance measurement service. Custody and investment management functions are separated. The scheme's accounts are audited annually by Nexia Audit Limited, who are not auditors to any Group companies. Members of the scheme receive an annual statement of their accrued benefits and a copy of the trustees' annual report.

This scheme was closed to new employees with effect from 1 March 2002 and to existing employees who were not already members with effect from 1 September 2002. A defined contribution scheme is available to all UK employees of the Group with a year's service or more as at 1 March 2003.

Internal control
In accordance with the guidance of the Turnbull working party set out in "Internal Control: Guidance for Directors on the Combined Code", the Group has established an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and for reviewing the effectiveness of the system of internal control. This process was in place throughout the 53 weeks ended 3 May 2003 and to the date of approval of the financial statements and is subject to continual review and enhancement to improve effectiveness.

Responsibility and accountability
The Board has overall responsibility for the Group's system of internal control and approach to assessing risk and is also responsible for reviewing its effectiveness.

The Board delegates to executive management the day to day responsibility for identifying and evaluating the risks facing the Group's business operations, and for implementing and maintaining internal control systems that manage those risks in an efficient and effective manner, appropriate to their nature and scale. Executive management is accountable to the Board for providing assurance over the design and operation of the internal control systems it has implemented.

The management of each group company is responsible for internal control and risk management within its own business and for ensuring compliance with the Group's policies and procedures.

Inherent limitations
In determining its policies on internal control, the Board has regard to the materiality of the relevant risks, the likelihood of losses occurring and the costs of control. The directors are aware that the inherent limitations in any system of control mean that risk cannot be totally eliminated. It follows that the Group's system of internal control is designed to manage, rather than remove, the risk of failure to achieve business objectives and that it can provide only reasonable and not absolute assurance against material misstatement or loss.

Control environment and control activities
In addition to the Board's activities described in the Board of Directors section on page 35, the Group's system of internal control and processes for managing risk comprise the following main elements:

- The Board and management committees meet regularly throughout the period to monitor progress against the targets set out in the Group's budget and three year plan and to consider the quarterly re-forecasts of the Group's expected financial period end position. A variety of financial and non-financial performance reports is produced on a daily, weekly and four weekly basis to facilitate this review process.

- The defined lines of authority established by the Board ensure that significant decisions are taken at an appropriate level. This includes requirements for the approval and control of both capital and operating expenditure, treasury operations and cash management.

- Each business function has established procedures and controls to minimise the risk of fraud and to safeguard the Group's assets. These procedures and controls include the segregation of duties, the provision of regular performance information and exception reports, review and approval procedures for key transactions, compliance with relevant laws and regulations, the maintenance of proper records and the reconciliation of balances. Wherever possible the Group's computer systems are designed to enforce the execution of such controls.

- Appropriate controls and procedures have been established over the security of data held on, and functionality provided by, the Group's business systems. These include disaster recovery arrangements. The computer systems are periodically tested and reviewed by both internal and external audit functions.

- The Group appoints individuals who are of a calibre to enable them to discharge the duties and responsibilities of the roles assigned to them. Established performance review and development mechanisms exist to identify key objectives and areas for improvement for each member of staff. Succession planning forms an integral part of HR management.

- Group Treasury operates within established and documented policies and procedures. The policies are described in the Financial Review on pages 26 and 27 and are reviewed and approved annually by the Group Executive Committee.

- The Group's programme of insurance covers the major risks to the Group's assets and business and is reviewed annually by the Group Executive Committee and the Audit Committee.

- Following major acquisitions, post completion reviews are carried out and reviewed. All entities within the Group are required to adhere to common standards of internal control and corporate governance, which are specified in documented guidance.

Assurance and monitoring
The Board, through the Audit Committee, seeks ongoing assurance that the control environment and activities described above are designed and are operating effectively. The manner in which this is achieved is as follows:

- The Group operates an internal audit function which is partly outsourced and which forms an integral part of risk assurance. The function provides independent and objective assurance over the effectiveness of internal control in key business processes, activities and business development programmes.

- Internal audit reports its findings to the Audit Committee and to management using a systematic, objective approach to evaluate the overall effectiveness of controls and risk management within the area or process under review.

- Recommendations for improving control are made to management where necessary and internal audit monitors progress on these until resolution or implementation. The Audit Committee receives quarterly reports on the status of recommendations.

- Evaluation mechanisms designed to identify significant control failures operate across key business processes within the Group. These are subject to regular review and refinement to extend both their reach and the quality of the information they provide. The Audit Committee receives a quarterly report on the status of controls monitored in this way.

- Annually, all members of senior management submit certificates on the effectiveness of controls in their business area. This is supported by assessments of business risks and controls in key processes and business operations.

- Other specialist functions within the Group provide additional assurance over key areas of risk and report regularly to the Board or Audit Committee both on their activities and on any significant control issues arising. These functions include stock control, change management, security, health and safety, insurance, environment, treasury, taxation, legal and regulatory compliance and corporate social responsibility.

Continuous improvement
The Group's approach to managing and monitoring Internal Control and Risk Assessment is regularly reviewed to identify ways in which it can be improved and further embedded throughout the Group's operations.

A financial controls steering group was set up during the financial period to oversee the ongoing development and improvement of financial controls across the Group. Regular meetings are held to monitor progress of control initiatives. Key areas of focus include corporate governance, internal audit, risk assurance, financial reporting, forecasting and treasury operations.

Corporate Social Responsibility
The Board ensures that, in developing and furthering the strategies and objectives of the Group's businesses, consideration is given to the needs of local communities, the environment, staff, suppliers, customers and others directly or indirectly connected with or affected by the activities of the Group.

The Corporate Social Responsibility Committee established during the period and chaired by the Company Secretary and comprising relevant functional heads including the Group Human Resources Director, is charged with identifying those social, environmental, ethical and reputational issues which have a significant impact on the Group's businesses and for ensuring that appropriate arrangements are in place to address them effectively. Minutes of its meetings are circulated to the Board. The Group Human Resources Director represents these interests at Board level. Separate committees monitor compliance with legislation and regulations that have a particular impact on the Group's activities, including environmental matters, trading standards, health and safety, competition and disability issues.

The Group Human Resources Director also has responsibility for health and safety matters at Board level.

All members of senior management are required to certify annually their compliance with the Group's internal statement of ethical conduct, which covers a range of matters from conflicts of interest and treatment of staff to observance of legal requirements.

Through a long-established charitable foundation, the Group donates significant amounts to charities, a number of which are selected by the Group's employees, who are encouraged to identify and participate in a variety of activities to benefit others, especially in the local communities in which the Group operates.

The Group has developed a range of policies, programmes and facilities to provide a working environment for its staff that engenders mutual respect and understanding and recognises the demands placed on staff outside their working day. The *Respect for People* programme ensures that employees are aware both of the Group's policies and their obligations in relation to anti-discrimination legislation.

A formal procedure exists whereby employees can raise in confidence with designated members of senior management any concerns they may have about the conduct of colleagues or their employer, including suspected breaches of laws and regulations, breaches of security, theft, fraud and other criminal offences. The Company also offers its employees and their dependants an outsourced independent employee assistance programme. The scheme is accessed via freephone helplines staffed by specially trained advisers, who can be contacted 24 hours a day, 365 days a year. All calls are confidential. This service can be used for both work related and personal issues with employees receiving face-to-face counselling, without being identified to the employer, cost free.

Opportunities for the Group to minimise the impact on the environment arising from its core activities are under constant review. The Group's policy on environmental matters can be found on the corporate website (www.dixons-group-plc.co.uk).

Further information on Corporate Social Responsibility is updated periodically on the corporate website.

Compliance
The directors consider that the Company has complied with the provisions set out in Section 1 of the Combined Code throughout the period with the exception that the Nominations Committee was chaired by Mark Souhami, the Deputy Chairman, rather than by the Chairman or a non-executive director. However, the committee comprised a majority of non-executive directors and the Board considers that this constituted an effective balance of internal and independent views on Board appointments.

Following the Board restructuring announced on 20 May 2003, the Nominations Committee will, from 1 September 2003, comprise Sir John Collins (Chairman), Count Emmanuel d'André and John Clare. From that date the Company will comply fully with the provisions of Section 1 of the Combined Code.

Audit Committee report

The principal responsibility of the Audit Committee is to monitor the Group's internal control regime and financial reporting, focusing on accounting policies, compliance and areas of management judgement and estimates.

During the financial period, the Audit Committee comprised the four non-executive directors (Sir John Collins, Lord Blackwell, Karen Cook and Count Emmanuel d'André). It met four times during the financial period in June, September, January and April under the Chairmanship of Lord Blackwell. Members of the Committee attended all of its meetings apart from the meetings held in September and April when Karen Cook was unable to be present.

Further details of the members of the Committee are set out on pages 28 and 29. The members of the Committee did not receive additional fees in respect of their membership of or attendance at meetings.

The Company Secretary acted as Secretary of the Committee, minutes of whose meetings were circulated promptly to all Board members.

Each meeting was attended by representatives of the external auditors and by the Group Finance Director, the Group Financial Controller and the head of internal audit. Part of each meeting was held between the members of the Committee, the external auditors and head of internal audit in private. At each meeting the Committee reviewed reports from the head of internal audit with particular reference to control and risk management issues raised by reviews of various parts of the Group's UK and European businesses and in respect of recent acquisitions. The Committee also reviewed new and emerging accounting standards and their potential impact on the Group's financial statements.

The Committee reviewed the work programme of the internal audit function and took note of the progress in implementing proposals arising from their reports.

During the period, the Committee received reports from relevant functional heads including security, tax, insurance and other control functions.

At the meetings in June and January, the Committee considered the external auditors' reports summarising their findings on the final audit and interim review, focusing in particular on areas of management judgement and accounting treatments as well as drafts of the results announcements.

As well as recommending the appointment of auditors, the Committee is responsible for reviewing the scope of the external audit, recommending to the Board the annual audit fee and monitoring fees paid to the auditors and other accountants for non audit work.

In April 2003 the Committee adopted a policy on independence of auditors. This places prime responsibility on the external auditors to satisfy the Committee that they follow appropriate professional standards and best practice and have in place internal systems and checks to ensure that the audit team is able and motivated to perform the independent audit role effectively. As an additional safeguard, the Committee will monitor the level and nature of non audit work undertaken by the audit firm to limit the risk from conflicting interests in accordance with stated criteria. All engagements of the audit firm will be notified to and cleared by the Group Financial Controller against these criteria.

The Committee intends that the policy will be reviewed annually.

The Committee's terms of reference were reviewed during the period in the light of the Higgs and Smith reports and copies are available on the corporate website at www.dixons-group-plc.co.uk.

Following the Board restructuring announced on 20 May 2003, Andrew Lynch FCA, Finance Director of Compass Group PLC, who was appointed a non-executive director of the Company on that date, will succeed Lord Blackwell as Chairman of the Audit Committee on 1 September 2003. The other members of the Committee with effect from that date will be Count Emmanuel d'André and John Whybrow. Andrew Lynch will receive a fee of £3,700 per annum for acting as Chairman of the Committee.

Approved by the Audit Committee and signed on its behalf on 25 June 2003 by



Lord Blackwell
Chairman of the Audit Committee

Remuneration report

This report has been prepared in accordance with the requirements of the Companies Act 1985 ("the Act") as amended by the Directors' Remuneration Report Regulations 2002, and the Listing Rules of the Financial Services Authority and has been approved by the Board. Apart from the information relating to individual remuneration on page 45, share interests, share options, and pensions information on pages 46 to 48, the information contained in this report is not subject to audit.

The purposes of this report are to inform shareholders of the Company's policies on directors' remuneration in operation for the 53 weeks ended 3 May 2003, of the policies applicable to the 52 weeks ending 1 May 2004 and thereafter and to provide details of the remuneration of individual directors as determined by the Remuneration Committees. Shareholders will be asked to approve this Report at the annual general meeting on 10 September 2003.

Executive Directors' Remuneration Committee

The Remuneration Committee met four times during the period. Membership of the Remuneration Committee during the financial period is shown below:

Members (number of meetings attended during the period)
Sir John Collins (Chairman) (4)
Lord Blackwell (4)
Karen Cook (3)
Count Emmanuel d'André (3)

Following the Board restructuring announced on 20 May 2003, the Remuneration Committee will, with effect from 1 September 2003, comprise John Whybrow (Chairman), Sir John Collins and Andrew Lynch.

The Board has delegated to the Remuneration Committee responsibility for determining the Company's policy on the remuneration of executive directors and specific approval of the remuneration package and terms of employment for each of the executive directors and for other senior executives of the Group.

The Deputy Chairman and Chief Executive attend meetings of the Remuneration Committee by invitation in an advisory capacity. Meetings are also attended by the Group Human Resources Director, the Director of Employee Reward, the Company Secretary (who acts as Secretary to the Committee) and occasionally by representatives of remuneration consultants. Nobody attends any part of a meeting at which his own remuneration is discussed.

During the period, the Remuneration Committee received advice from Kepler Associates and Towers Perrin, both appointed by the Company in consultation with the Chairman of the Remuneration Committee.

Remuneration policy

Executive directors

The objectives of the policy are:

- To ensure that it fairly recognises the contribution of individual directors to the attainment of the Group's results and objectives.
- To maintain a competitive package of pay and other benefits which will provide the motivation for future achievement, particularly through reward schemes based on the Group's performance.
- To facilitate the building and retention of a high calibre team which will work effectively to achieve the Group's longer term strategic objectives, especially by the alignment of their interests with those of shareholders through participation in schemes which provide opportunities to build shareholdings in the Company.

In implementing this policy, the Remuneration Committee takes account of information from internal and independent sources and the remuneration paid for comparable positions in FTSE 100 companies, particularly those with overseas interests. It also seeks regular advice from specialist consultants on the scale and composition of the total remuneration package payable in similar businesses to people with comparable responsibilities, qualifications, skills and experience.

The executive directors' remuneration is reviewed at the start of each financial period. The main components of their remuneration are as follows:

(i) Basic salaries

These reflect the Remuneration Committee's assessment of the market rate for relevant positions and levels of responsibility and the individual director's experience, performance and value to the business. No increases were awarded at the start of the current financial period.

(ii) Performance related remuneration

The Remuneration Committee considers it important that executive directors' remuneration should include a significant element which is performance based, designed to develop an alignment between the interests of the Company's shareholders and its senior management and to encourage retention.

John Clare, Jeremy Darroch, David Gilbert, David Hamid and David Longbottom participated in the Deferred Equity Participation Plan ("DEPP") which provides both an annual cash bonus and deferred equity participation. Performance is measured by reference to growth in adjusted diluted earnings per share which the Remuneration Committee considers to be the key indicator of corporate performance.

A bonus based on the level of growth may be payable part in cash and part in shares, the share element being matched by the Company on a basis determined by the Remuneration Committee.

Shares awarded under the DEPP are allocated to a share bank. After three years, one third of the shares in the share bank is released each year to participants whilst they remain in the Group's employment. In this way the value of share awards reflects the performance of the Company over a number of years, the participants retain a continuing interest in the shares of the Company and are encouraged to remain with the Group.

For the 53 weeks ended 3 May 2003 the maximum bonus payable to the Group Chief Executive was 100 per cent of basic salary for earnings per share growth of 20 per cent with a maximum payable to other participating executive directors of 85 per cent of basic salary. Any bonus was payable 60 per cent in cash and 40 per cent in shares with a one for one match. No bonuses were payable for the period as earnings per share growth was below the minimum 5 per cent threshold.

For the financial period beginning on 4 May 2003 the maximum bonus payable to the Group Chief Executive is 100 per cent of basic salary for earnings per share growth of 20 per cent with a maximum payable to other participating executive directors of 85 per cent of basic salary. Earnings per share growth of 10 per cent will generate bonuses of 70 per cent and 59.5 per cent, respectively. Any bonus earned is payable 60 per cent in cash and 40 per cent in shares with a one for one match. No bonuses will be payable unless earnings per share growth exceeds 5 per cent.

Over 400 employees across the Group participate in incentive plans which incorporate an element of deferred equity participation.

The Remuneration Committee does not consider it appropriate for performance to be assessed against a peer group in view of the lack of a meaningful number of validly comparable companies.

(iii) Bonus arrangements following the disposal of Freeserve

In February 2001 following the sale of the Group's majority shareholding in Freeserve plc to Wanadoo S.A. (and in accordance with arrangements set out in the circular to shareholders dated 21 December 2000 seeking approval to the sale), the Remuneration Committee approved share bonus arrangements for all employees of the Group's UK businesses as at 23 February 2001 in recognition of their contribution to the substantial shareholder value created by the launch, development and eventual sale of Freeserve. As part of these arrangements, the executive directors and 35 other members of senior management received awards of shares in the Company, vesting in three equal annual instalments, subject to their remaining in the employment of the Group. The second instalment was paid in February 2003. The third and final instalment will be paid in February 2004.

All other employees received awards of Wanadoo S.A. shares, vesting in two equal annual instalments. The final instalment was paid in February 2003.

(iv) Taxable benefits
Each of the executive directors is provided with a car and related benefits (or cash payments in lieu) and is a member of the non-contributory Dixons Group medical expenses plan. These benefits are similar in scale and type to those applicable in similar companies.

(v) Pensions and related benefits
John Clare, Jeremy Darroch, David Gilbert, David Hamid and David Longbottom accrued benefits under the senior executive section of the Dixons Retirement and Employee Security Scheme ("DRESS"). The scheme is a funded, Inland Revenue approved, contributory pension scheme which provides a pension at normal retirement age (60) of two thirds of pensionable salary subject to a minimum period of 20 years' membership. Part of this pension may be commuted for cash at the date of retirement. Membership of the scheme also confers dependants' pensions, insured lump sums on death in service and benefits in the event of prolonged disability. Details of pension benefits earned by directors during the financial period are shown on page 48.

Jeremy Darroch is the only executive director whose pensionable salary is limited by the statutory earnings cap (currently £99,000 per annum). He receives a non-pensionable salary supplement equivalent to the contributions which otherwise would have been satisfied by company contributions to DRESS on that part of his pensionable salary which exceeds the earnings cap.

12 months' notice has been given to the executive directors that with effect from the financial period beginning in May 2004, cash bonuses will not form part of their pensionable salary.

(vi) Share options
The Remuneration Committee approves the bases on which options are granted to executive directors and employees throughout the Group under the Company's discretionary share option schemes.

Options are normally granted annually to executive directors over shares having a market value equal to their basic salary. Options are granted to other employees in the UK and overseas on the basis of management grade and to employees with more than three years' service. Over 10,000 employees currently participate in the discretionary share option schemes.

Options granted to the executive directors under the discretionary schemes before July 2003 may not normally be exercised unless the market price on the date of exercise is at least 20 per cent higher than the option price, assuming exercise takes place three years after the date of grant. For later exercises, the rate of share price growth is adjusted in line with the Retail Price Index ("RPI"). Exercise is also conditional upon adjusted diluted earnings per share having increased by not less than 3 per cent above the RPI over any consecutive period of three years during the life of the option.

Options to be granted in future will be exercisable only if on the third, fourth or fifth anniversaries of the date of grant, earnings per share growth over the period since the date of grant exceeds the RPI by at least 3 per cent per annum compound. Options will lapse if the performance conditions have not been met after five years from the date of grant.

Executive directors are also entitled to participate in the Sharesave Scheme on the same conditions as other employees.

(vii) Service agreements
In line with the Remuneration policy, each of the executive directors has a service agreement with DSG Retail Limited which may be terminated at any time by 12 months' notice. Service agreements contain neither a liquidated damages nor a change of control clause. It is the Company's policy to ensure that any payments made to a director in the event of the early termination of a service agreement reflect the circumstances giving rise to termination.

David Hamid's service agreement was terminated on 23 May 2003 as a result of the reorganisation of the Group's operations and the elimination of the post of Chief Operating Officer. He received a payment of £419,069 reflecting the loss of salary and contractual entitlements applicable to the 12 months' notice period under his service agreement dated 6 May 1997. A payment of £94,039 has been made by the Company to DRESS representing the cost of providing pension benefits in respect of his notice period. The Remuneration Committee has exercised its discretion to allow David Hamid to retain rights until February 2004 over his restricted ordinary shares under the DEPP and the Freeserve bonus arrangements described above. He also retains rights to share options unexercised at the date of termination of his service agreement subject to the conditions of grant.

The service agreements of the other executive directors who served during the financial period were entered into on the following dates:

	Date
Mark Souhami	25 November 1993
John Clare	3 February 1989
Jeremy Darroch	13 May 2002
David Gilbert	6 May 1997
David Longbottom	9 December 2002

The service agreements are available for inspection at the registered office of the Company during normal business hours on each business day.

Non-executive Directors' Remuneration Committee
Non-executive directors are appointed for fixed terms, normally of three years. Their current terms expire as follows:

	Date
Lord Blackwell	1 September 2003
Karen Cook	2 September 2003
Sir John Collins	11 September 2005
Count Emmanuel d'André	1 September 2005
Andrew Lynch	20 May 2006
John Whybrow	24 June 2006

At the conclusion of the annual general meeting on 11 September 2002, Sir Stanley Kalms retired as a director and as Chairman. He was succeeded by Sir John Collins, whose fee is currently £257,500 per annum. He is a member of the Dixons Group medical expenses plan.

The other non-executive directors receive a fee (currently £30,000 per annum) or euro equivalent which reflects the time which they are required to commit to their duties and amounts paid to non-executive directors in similar companies. The fee is normally reviewed annually in September. No additional fees were paid during the financial period to the chairmen of the Audit, Executive Directors' Remuneration and Nominations Committees.

Lord Blackwell provided additional advisory services for which he was paid a fee of £40,000 per annum.

Andrew Lynch and John Whybrow will receive a fee payable at the rate of £3,700 per annum as chairmen of the Audit Committee and Remuneration Committee, respectively.

Non-executive directors derive no other benefits from their office and are not eligible to participate in the Group's pension scheme. It is Company policy not to grant share options to non-executive directors or to require part of their fees to be paid in the form of shares.

During the financial period the Chairman and Deputy Chairman constituted a separate Remuneration Committee which recommended to the Board the fees payable to the non-executive directors. This Committee was wound up on 20 May 2003. The remuneration of non-executive directors will in future be determined by the Board upon the recommendations of the Group Chief Executive and the Group Human Resources Director.

The terms and conditions governing the appointment of the non-executive directors are available on application to the Company Secretary.

President
Pursuant to an agreement dated 1 October 2002, Sir Stanley Kalms, the former Chairman, was appointed President of the Company for an initial period ending on 16 September 2012. During his term of office as President he will be paid at the rate of £25,000 per annum subject to annual review in line with the RPI. He will also be provided with office facilities, a car and related benefits, and membership of the Group's medical expenses plan. He has retained rights attaching to share options unexercised at the date of his retirement and to the bonus arrangements following the disposal of Freeserve. He is no longer eligible to participate in discretionary share option schemes or any bonus arrangements.

Directors' remuneration (audited information)

	Basic salary and fees £'000	Cash bonus £'000	Taxable benefits £'000	53 weeks ended 3 May 2003 Total £'000	52 weeks ended 27 April 2002 Total £'000
Executive					
Current directors					
Mark Souhami	**210**	**–**	**2**	**212**	202
John Clare	**585**	**189**	**34**	**808**	573
Jeremy Darroch	**323**	**50**	**19**	**392**	46
David Gilbert	**296**	**93**	**25**	**414**	319
David Hamid	**296**	**93**	**25**	**414**	315
David Longbottom	**135**	**–**	**11**	**146**	–
Former directors					
Sir Stanley Kalms	**309**	**118**	**34**	**461**	808
Ian Livingston	**–**	**–**	**–**	**–**	396
	2,154	**543**	**150**	**2,847**	2,659
Non-executive					
Current directors					
Sir John Collins	**221**	**–**	**1**	**222**	87
Lord Blackwell	**71**	**–**	**–**	**71**	69
Karen Cook	**30**	**–**	**–**	**30**	29
Count Emmanuel d'André	**35**	**–**	**–**	**35**	7
Former directors					
Sir Tim Chessells	**–**	**–**	**–**	**–**	25
John Curry	**–**	**–**	**–**	**–**	12
	357	**–**	**1**	**358**	229
	2,511	**543**	**151**	**3,205**	2,888

Cash bonuses comprise a contractual performance payment to Sir Stanley Kalms and amounts payable to other executive directors under the terms of the DEPP in respect of the 52 weeks ended 27 April 2002. No bonuses are payable in respect of the 53 weeks ended 3 May 2003.

Jeremy Darroch's salary included £26,652 representing contributions which would have been payable to DRESS had his pensionable salary not been subject to the statutory earnings cap.

	2002/03	2001/02	**2002/03**	2001/02
	Gross value of shares released £'000	Gross value of shares released £'000	**Gains from exercise of share options £'000**	Gains from exercise of share options £'000
Current directors				
Mark Souhami	**27**	68	**–**	28
John Clare	**424**	748	**194**	14
Jeremy Darroch	**33**	–	**–**	–
David Gilbert	**184**	308	**–**	190
David Hamid	**178**	301	**–**	130
David Longbottom	**92**	–	**–**	–
Former directors				
Sir Stanley Kalms	**–**	473	**–**	14
Ian Livingston	**–**	354	**–**	–
	938	2,252	**194**	376

The gross value of shares released comprises share releases under the DEPP and share releases under the bonus arrangements following the disposal of Freeserve, as described on page 42. Share releases under the DEPP are made annually at the end of April. Accordingly share releases covering two financial periods were made in the 53 weeks from 28 April 2002 to 3 May 2003. Each director received the balance of the released shares following the sale of sufficient shares to meet their income tax and national insurance liabilities.

Directors' share interests (audited information)

Restricted beneficial interests	At 28 April 2002*	Awarded in the period	Released in the period	At 3 May 2003	Vesting dates February 2004	Vesting dates April 2004 to April 2006
Mark Souhami	58,794	–	(29,397)	29,397	29,397	–
John Clare	678,979	157,500	(397,030)	439,449	294,118	145,331
Jeremy Darroch	76,962	41,574	(35,294)	83,242	35,294	47,948
David Gilbert	280,350	77,720	(168,585)	189,485	117,647	71,838
David Hamid	274,706	77,720	(165,449)	186,977	117,647	69,330
David Longbottom	212,603	–	(94,397)	118,206	70,588	47,618

The directors' restricted beneficial interests comprise shares awarded under the arrangements put in place following the disposal of Freeserve and shares held in trust by Dixons TSR Trust Limited in their share bank under the DEPP described on page 42. Share releases during the period were made on 30 April 2002, 13 February 2003 and 30 April 2003 at prices of 227.25 pence, 93.25 pence and 111.25 pence respectively. Shares vesting in February 2004 relate to the bonus arrangements following the disposal of Freeserve. Shares vesting on other dates relate to shares awarded under the DEPP.

	3 May 2003 Unrestricted beneficial and family interests	27 April 2002* Unrestricted beneficial and family interests
Executive directors		
Mark Souhami	459,947	442,309
John Clare	1,819,430	1,185,953
Jeremy Darroch	42,352	21,176
David Gilbert	246,000	145,209
David Hamid	211,443	112,521
David Longbottom	62,706	6,307
Non-executive directors		
Sir John Collins	30,508	–
Lord Blackwell	12,000	12,000
Karen Cook	–	–
Count Emmanuel d'André	1,046	1,000

* Date of appointment, if later

There were no changes in directors' restricted or unrestricted share interests between 3 May 2003 and 25 June 2003 other than as referred to below under directors' share options.

Directors' share options (audited information)
Discretionary options are exercisable between three and ten years from the date of grant. Options granted under the Sharesave Scheme are exercisable in the six month period following the date of maturity of a three year or five year savings contract. All options may be exercised earlier in certain circumstances.

The mid-market price of a share on 3 May 2003 was 114.50 pence. The highest and lowest mid-market prices during the period were 232.50 pence and 79.25 pence, respectively.

Each of the executive directors is technically interested in 3,691,355 ordinary shares (27 April 2002 5,777,608 ordinary shares) held by Dixons TSR Trust Limited, the trustee of the employee share ownership trust.

Directors' share options (audited information) continued

	At 28 April 2002*	Granted in period	Exercised in period	At 3 May 2003	Date of grant	Exercise price	Market price**
Mark Souhami							
Discretionary	200,000†	–	–	**200,000**	19.07.99	334.75p	
	200,000	–	–	**200,000**			
John Clare							
Discretionary	200,000†	–	–	**200,000**	17.02.99	256.75p	
	2,000,000†	–	–	**2,000,000**	19.07.99	334.75p	
	173,993†	–	–	**173,993**	17.07.00	273.00p	
	216,450†	–	–	**216,450**	23.07.01	231.00p	
	–	**341,614†**	–	**341,614**	22.07.02	161.00p	
	400,000	–	**(400,000)**	–	22.02.93	54.50p	103.00p
Sharesave	8,712	–	–	**8,712**	20.02.98	99.00p	
	4,675	–	–	**4,675**	07.03.02	177.00p	
	–	**10,059**	–	**10,059**	06.03.03	81.64p	
	3,003,830	**351,673**	**(400,000)**	**2,955,503**			
Jeremy Darroch							
Discretionary	46,720†	–	–	**46,720**	31.01.00	278.25p	
	49,451†	–	–	**49,451**	17.07.00	273.00p	
	62,771†	–	–	**62,771**	23.07.01	231.00p	
	–	**170,807†**	–	**170,807**	22.07.02	161.00p	
Sharesave	4,443	–	–	**4,443**	02.06.00	218.00p	
	163,385	**170,807**	–	**334,192**			
David Gilbert							
Discretionary	628†	–	–	**628**	17.08.98	132.00p	
	460,000†	–	–	**460,000**	19.07.99	334.75p	
	93,407†	–	–	**93,407**	17.07.00	273.00p	
	119,048†	–	–	**119,048**	23.07.01	231.00p	
	–	**180,124†**	–	**180,124**	22.07.02	161.00p	
Sharesave	17,424	–	–	**17,424**	20.02.98	99.00p	
	690,507	**180,124**	–	**870,631**			
David Hamid							
Discretionary	2,980†	–	–	**2,980**	17.08.98	132.00p	
	460,000†	–	–	**460,000**	19.07.99	334.75p	
	93,407†	–	–	**93,407**	17.07.00	273.00p	
	119,048†	–	–	**119,048**	23.07.01	231.00p	
	–	**180,124†**	–	**180,124**	22.07.02	161.00p	
Sharesave	8,712	–	–	**8,712**	20.02.98	99.00p	
	2,221	–	–	**2,221**	01.07.00	218.00p	
	686,368	**180,124**	–	**866,492**			
David Longbottom							
Discretionary	360,000†	–	–	**360,000**	19.07.99	334.75p	
	67,766†	–	–	**67,766**	17.07.00	273.00p	
	86,580†	–	–	**86,580**	23.07.01	231.00p	
	155,279†	–	–	**155,279**	22.07.02	161.00p	
Sharesave	17,424	–	–	**17,424**	20.02.98	99.00p	
	687,049	–	–	**687,049**			

* Date of appointment, if later
** At the time of exercise
† Exercise is conditional upon a defined minimum increase in the share price and the attainment of specified growth rates in earnings per share

No share options lapsed during the period. Between 3 May 2003 and 25 June 2003, there were no changes in share options other than the exercise by David Longbottom of an option over 17,424 shares under the Sharesave Scheme.

Directors' pensions (audited information)

	Accrued pension as at 3 May 2003 £'000	Accrued pension as at 27 April 2002* £'000	Gross increase in accrued pension during the period £'000	Increase in accrued pension during the period, net of inflation £'000	Transfer value of accrued benefits as at 3 May 2003 £'000	Transfer value of accrued benefits as at 27 April 2002* £'000	Change in transfer values less members' contributions £'000
John Clare	**294**	226	**68**	**64**	**3,536**	2,764	**744**
Jeremy Darroch	**9**	6	**3**	**3**	**52**	45	**1**
David Gilbert	**150**	123	**27**	**25**	**1,442**	1,263	**161**
David Hamid	**146**	113	**33**	**31**	**1,545**	1,250	**277**
David Longbottom	**117**	92	**25**	**25**	**2,094**	1,482	**606**

* Date of appointment, if later

Accrued pension shown is that which would be paid annually on retirement at age 60, based on eligible service to 3 May 2003.

The transfer values have been calculated in accordance with Guidance Note GN 11 "Retirement Benefit Schemes – Transfer Values" published by the Institute of Actuaries and the Faculty of Actuaries and dated 6 April 2001. The difference between the transfer values at the beginning and end of the period includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and the directors, such as stock market movements.

Total shareholder return

The graph below shows the Company's performance measured by total shareholder return on a holding of £100 in the Company's shares over the five years since 3 May 1998 compared with the same amount invested in the FTSE 100 Index and the FTSE General Retailers Index. The comparative indices have been selected as the Company is a constituent of these indices. A more selective index of companies is not considered to provide a valid comparison.


£
Dixons
FTSE 100
FTSE General Retailers
250
200
150
100
50
0
3 May 1998
1 May 1999
29 April 2000
28 April 2001
27 April 2002
3 May 2003

Source: Thomson Datastream

Approved by the Board of Directors on 25 June 2003 and signed on its behalf by

Sir John Collins
Chairman of the Remuneration Committee

Statement of directors' responsibilities

The directors are required by UK company law to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial period and of the profit or loss of the Group for that period. In preparing the financial statements, suitable accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made.

Applicable accounting standards have been followed. The financial statements have been prepared on the going concern basis. The directors are also responsible for maintaining adequate accounting records and sufficient internal controls to safeguard the assets of the Company and the Group and to prevent and detect fraud or any other irregularities.

Independent auditors' report

To the members of Dixons Group plc

We have audited the financial statements of Dixons Group plc for the 53 weeks ended 3 May 2003 which comprise the profit and loss account, the statement of total recognised gains and losses, the balance sheets, the cash flow statement and the related notes 1 to 33. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable UK law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' Remuneration Report. Our responsibility is to audit the financial statements and the part of the directors' Remuneration Report described as having been audited in accordance with relevant UK legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited financial statements. This other information comprises only the Directors' Report, the Chairman's Statement, the Chief Executive's Review, the Operating Review, the Financial Review, the Corporate Governance Statement, the Audit Committee Report and the unaudited part of the directors' Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Independent auditors' report
continued

Basis of audit opinion
We conducted our audit in accordance with UK auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

- The financial statements give a true and fair view of the state of affairs of the Company and the Group as at 3 May 2003 and of the profit of the Group for the 53 weeks then ended; and

- The financial statements and the part of the directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche

Deloitte & Touche
Chartered Accountants and Registered Auditors
London
25 June 2003

Consolidated profit and loss account

	Note	53 weeks ended 3 May 2003			52 weeks ended 27 April 2002		
		Underlying results £million	Goodwill amortisation and exceptional items £million	Total £million	Underlying results £million	Goodwill amortisation and exceptional items £million	Total £million
Turnover	2,3						
Continuing operations		**5,424.9**	**–**	**5,424.9**	4,888.2	–	4,888.2
Acquisitions		**335.6**	**–**	**335.6**	–	–	–
		5,760.5	**–**	**5,760.5**	4,888.2	–	4,888.2
Operating profit							
Continuing operations		**269.4**	**(14.3)**	**255.1**	281.7	(0.7)	281.0
Acquisitions		**24.6**	**(3.3)**	**21.3**	–	–	–
	4	**294.0**	**(17.6)**	**276.4**	281.7	(0.7)	281.0
Share of profit of associate							
Continuing operations		**2.0**	**–**	**2.0**	3.8	–	3.8
Total operating profit	2,3	**296.0**	**(17.6)**	**278.4**	285.5	(0.7)	284.8
(Loss)/profit on sale of investment	4	**–**	**(5.1)**	**(5.1)**	–	15.1	15.1
Profit on ordinary activities before interest		**296.0**	**(22.7)**	**273.3**	285.5	14.4	299.9
Net interest	5	**5.3**	**–**	**5.3**	12.4	–	12.4
Amounts written off investment	4	**–**	**–**	**–**	–	(30.0)	(30.0)
Profit on ordinary activities before taxation		**301.3**	**(22.7)**	**278.6**	297.9	(15.6)	282.3
Taxation on profit on ordinary activities	9	**(70.6)**	**2.6**	**(68.0)**	(65.1)	–	(65.1)
Profit on ordinary activities after taxation		**230.7**	**(20.1)**	**210.6**	232.8	(15.6)	217.2
Equity minority interests		**(2.8)**	**–**	**(2.8)**	(6.0)	–	(6.0)
Profit for the period		**227.9**	**(20.1)**	**207.8**	226.8	(15.6)	211.2
Equity dividends	10	**(129.2)**	**–**	**(129.2)**	(117.3)	–	(117.3)
Retained profit for the period	23	**98.7**	**(20.1)**	**78.6**	109.5	(15.6)	93.9
Earnings per share (pence)	11						
Adjusted diluted (before goodwill amortisation and exceptional items)				**11.7p**			11.6p
Basic				**10.7p**			11.0p
Diluted				**10.7p**			10.8p

Statement of total recognised gains and losses

	53 weeks ended 3 May 2003 £million	52 weeks ended 27 April 2002 £million
Profit for the period	**207.8**	211.2
Currency translation adjustments	**43.8**	18.2
Unrealised loss on change from associated undertaking to subsidiary	**(8.7)**	–
Total gains and losses recognised in the period	**242.9**	229.4

Balance sheets

	Note	Group		Company	
		3 May 2003 £million	27 April 2002 £million	3 May 2003 £million	27 April 2002 £million
Fixed assets					
Intangible assets	12	**997.6**	484.2	**–**	–
Tangible assets	13	**621.3**	607.0	**0.2**	0.3
Investments	14	**320.5**	479.0	**1,490.3**	1,601.3
		1,939.4	1,570.2	**1,490.5**	1,601.6
Current assets					
Stocks	15	**779.7**	650.0	**–**	–
Debtors – falling due within one year	16	**438.1**	337.6	**1,059.1**	692.9
– falling due after more than one year	16	**57.4**	85.2	**–**	–
Short term investments	17	**713.9**	813.9	**–**	–
Cash at bank and in hand		**152.0**	38.6	**31.7**	48.5
		2,141.1	1,925.3	**1,090.8**	741.4
Creditors – falling due within one year					
Borrowings	18	**(151.3)**	(193.8)	**(23.9)**	(186.1)
Other creditors	18	**(1,281.4)**	(1,061.3)	**(1,338.9)**	(1,345.7)
		(1,432.7)	(1,255.1)	**(1,362.8)**	(1,531.8)
Net current assets/(liabilities)		**708.4**	670.2	**(272.0)**	(790.4)
Total assets less current liabilities		**2,647.8**	2,240.4	**1,218.5**	811.2
Creditors – falling due after more than one year					
Borrowings	19	**(544.5)**	(303.0)	**(297.7)**	(24.8)
Other creditors	19	**(275.7)**	(239.8)	**–**	–
		(820.2)	(542.8)	**(297.7)**	(24.8)
Provisions for liabilities and charges	22	**(91.8)**	(80.9)	**(4.1)**	(4.8)
		1,735.8	1,616.7	**916.7**	781.6
Capital and reserves	23				
Called up share capital		**48.7**	48.6	**48.7**	48.6
Share premium account		**137.9**	135.5	**137.9**	135.5
Capital reserve		**158.0**	290.0	**–**	–
Merger reserve		**(386.1)**	(386.1)	**–**	–
Capital redemption reserve		**425.5**	425.5	**425.5**	425.5
Profit and loss account		**1,312.4**	1,067.6	**304.6**	172.0
Equity shareholders' funds		**1,696.4**	1,581.1	**916.7**	781.6
Equity minority interests		**39.4**	35.6	**–**	–
		1,735.8	1,616.7	**916.7**	781.6

The financial statements were approved by the directors on 25 June 2003 and signed on their behalf by:



Sir John Collins
Chairman



Jeremy Darroch
Group Finance Director

Consolidated cash flow statement

	Note	53 weeks ended 3 May 2003 £million	52 weeks ended 27 April 2002 £million
Net cash inflow from operating activities	25	**340.4**	340.3
Returns on investments and servicing of finance			
Interest received		**35.8**	47.0
Interest paid		**(25.8)**	(36.0)
		10.0	11.0
Taxation paid		**(71.3)**	(45.2)
Capital expenditure and financial investment			
Purchase of tangible assets		**(230.6)**	(188.5)
Sale of tangible assets		**99.2**	23.7
Sale of fixed asset investments (net)		**122.3**	178.4
		(9.1)	13.6
Acquisitions and disposals			
Consideration for acquisitions		**(236.6)**	(16.8)
Cash acquired with subsidiaries		**33.0**	–
Consideration for partial sale of subsidiaries		**1.4**	0.9
Consideration for acquisition of associated undertaking		**–**	(66.7)
		(202.2)	(82.6)
Equity dividends paid		**(119.9)**	(108.1)
Net cash(outflow)/inflow before management of liquid resources and financing		**(52.1)**	129.0
Management of liquid resources			
Decrease/(increase) in short term investments	25	**101.9**	(20.9)
Financing			
Issue of ordinary share capital	23	**1.6**	22.7
Decrease in debt due within one year	25	**(201.1)**	(0.5)
Increase/(decrease) in debt due after more than one year	25	***251.8***	(154.6)
		52.3	(132.4)
Increase/(decrease) in cash in the period	25	**102.1**	(24.3)
Reconciliation of net cash flow to movement in net funds	25		
Increase/(decrease) in cash in the period		**102.1**	(24.3)
Cash (inflow)/outflow from (decrease)/increase in short term investments		**(101.9)**	20.9
Cash (inflow)/outflow from (increase)/decrease in debt		**(50.7)**	155.1
(Decrease)/increase in net funds resulting from cash flows		**(50.5)**	151.7
Debt arising from or issued for acquisitions		**(78.6)**	–
Currency translation adjustments		**(56.5)**	4.5
Movement in net funds in the period		**(185.6)**	156.2
Opening net funds		**355.7**	199.5
Closing net funds		**170.1**	355.7

Notes to the financial statements

1 Accounting policies

The financial statements have been prepared in accordance with UK law and applicable accounting standards. The Group has adopted the transitional arrangements of FRS 17 "Retirement benefits", which have no impact on the Group's primary statements, but involve additional disclosures which are detailed in note 27. The principal accounting policies are set out below:

1.1 Accounting convention and basis of consolidation

The consolidated financial statements are prepared under the historical cost convention. The consolidated financial statements incorporate the financial statements of the Company and all of its subsidiaries and associated undertakings. The results of subsidiaries are included from the date on which control passes. The net assets of subsidiaries acquired are recorded at their fair values, reflecting their condition at that date. The results of subsidiaries disposed of are included up to the effective date of disposal. Associated undertakings are accounted for using the equity method of accounting.

1.2 Turnover

Turnover comprises sales of goods, services and property excluding sales taxes.

1.3 Extended warranty and service contracts

Extended warranty and service contracts are included in turnover in the period in which they are sold. Full provision is made for liabilities for repair costs which the Group has assumed under these contracts.

1.4 Operating leases

Rentals payable under property leases are charged to the profit and loss account in equal instalments up to each market rent review date throughout the lease term. Rentals payable under leases for plant and machinery are charged to the profit and loss account in equal instalments over the total lease term.

1.5 Goodwill

On acquisition of a subsidiary or associated undertaking, the fair value of the consideration is allocated between the identifiable net tangible and intangible assets/liabilities on a fair value basis, with any excess consideration representing goodwill. Goodwill in respect of subsidiaries is included within intangible fixed assets. Goodwill relating to associated undertakings is included within the carrying value of the associated undertaking.

On a change from an investment in associated undertaking to a subsidiary, goodwill is calculated in accordance with FRS 2 "Accounting for subsidiary undertakings". This represents a departure, for the purposes of showing a true and fair view, from the requirements of paragraph 9, Schedule 4A to the Companies Act 1985. Under the Companies Act 1985, goodwill on acquisition of a subsidiary is determined as a one stage calculation by considering the difference between the fair value of all identifiable assets and liabilities and the aggregate consideration payable by the date that control passes and the entity is consolidated into the Group's balance sheet. Under FRS 2, separate calculations of goodwill are made at each stage of acquisition.

Goodwill arising on acquisitions is capitalised as an asset on the balance sheet. Where goodwill is regarded as having a limited useful economic life, it is amortised on a systematic basis over its estimated life up to a maximum of 20 years. Impairment reviews of goodwill are carried out at the end of the first full financial year of ownership and at other times if there are indications that the carrying amount may not be supportable.

Where goodwill is regarded as having an indefinite life it is not amortised. As permitted by FRS 10 "Goodwill and intangible assets", this represents a departure, for the purposes of giving a true and fair view, from the requirements of paragraph 21, Schedule 4 to the Companies Act 1985, which requires goodwill to be amortised. The estimated useful economic life is regarded as indefinite where goodwill is capable of continued measurement and the durability of the acquired business can be demonstrated. Where goodwill is not amortised, an annual impairment review is performed and any impairment is charged to the profit and loss account.

In estimating the useful economic life of goodwill, account is taken of the nature of the business acquired, the stability of the industry in which it operates, the extent of continuing barriers to market entry and the expected future impact of competition.

As permitted by FRS 10, goodwill arising on acquisitions prior to 2 May 1999 remains eliminated against reserves. This goodwill will be charged in the profit and loss account as appropriate on the subsequent disposal of the business to which it relates.

1 Accounting policies continued

1.6 Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation and, where appropriate, provision for impairment or estimated loss on disposal. Depreciation is provided to write off the cost of the assets by equal instalments over their estimated useful lives. The rates used are:

Short leasehold property	– over the term of the lease
Freehold and long leasehold buildings	– between $1^2/_3$% and $2^1/_2$% per annum
Fixtures, fittings and equipment	– between 10% and $33^1/_3$% per annum

No depreciation is provided on freehold and long leasehold land or on assets in the course of construction.

1.7 Investments

Investments held as fixed assets are stated at cost less any provision for impairment in value.

In the consolidated financial statements, shares in associated undertakings are accounted for using the net equity method. The consolidated profit and loss account includes the Group's share of the operating profits, net interest and attributable taxation of the associated undertaking. In the consolidated balance sheet, the investment in associated undertakings is shown as the Group's share of the net assets of the associated undertakings.

Short term investments are stated at the lower of cost and net realisable value with the exception of assets held to maturity, which are stated at cost net of amortised premium or discount.

1.8 Stocks

Stocks are stated at the lower of cost and net realisable value. The cost of properties held for development includes the net development outgoings attributable to such properties and interest incurred during development on those projects where it is expected, on commencement, that the period will exceed one year's duration.

1.9 Deferred taxation

Deferred tax is provided for in full on all timing differences which have not reversed at the balance sheet date. No provision is made for tax which would become payable on the distribution of retained profits of overseas subsidiaries or associated undertakings, unless the distribution of such earnings has been accrued in the balance sheet. Deferred tax assets are only recognised to the extent that they are regarded as recoverable. Deferred tax balances are not discounted.

1.10 Translation of foreign currencies

The results of overseas subsidiary undertakings are translated into sterling at the average rates of exchange during the period. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Exchange differences resulting from the translation of the results and balance sheets of overseas subsidiary undertakings and related foreign currency borrowings are charged or credited to reserves.

Other exchange differences arising from foreign currency transactions are included in profit on ordinary activities before taxation.

1.11 Post retirement benefits

The expected cost of providing pensions for funded defined benefit pension schemes is calculated periodically by qualified actuaries and is charged to the profit and loss account so as to spread the pension cost over the normal expected service lives of members in such a way that the pension cost is a substantially level percentage of current and expected future pensionable payroll.

Company contributions to defined contribution pension schemes and contributions made to state pension schemes for certain overseas employees are charged to the profit and loss account on an accruals basis as contributions become payable.

1.12 Derivative financial instruments ("derivatives")

Amounts payable or receivable in respect of interest rate derivatives are recognised as adjustments to interest over the period of the contract. Foreign currency borrowings, investments and foreign exchange gains or losses on derivatives held to hedge net assets are carried in the balance sheet at the rates at the balance sheet date. Gains or losses in respect of hedging of overseas subsidiaries and associated undertakings and investments denominated in foreign currencies are taken to reserves. Gains or losses in respect of hedging of future transactions are deferred and recognised as appropriate when the hedged transaction occurs.

Notes to the financial statements
continued

2 Segmental analysis
(a) Turnover and operating profit

	53 weeks ended 3 May 2003			52 weeks ended 27 April 2002		
	Turnover £million	Underlying operating profit £million	Operating profit £million	Turnover £million	Underlying operating profit £million	Operating profit £million
Continuing operations:						
UK Retail	**4,452.2**	**237.0**	**223.4**	4,121.8	253.6	253.6
International Retail	**926.2**	**17.4**	**16.7**	688.4	12.1	11.4
European Property	**46.5**	**15.0**	**15.0**	78.0	16.0	16.0
	5,424.9	**269.4**	**255.1**	4,888.2	281.7	281.0
Acquisitions:						
UK Retail	**73.1**	**3.3**	**–**	–	–	–
International Retail	**262.5**	**21.3**	**21.3**	–	–	–
	335.6	**24.6**	**21.3**	–	–	–
Group (excluding associated undertakings)	**5,760.5**	**294.0**	**276.4**	4,888.2	281.7	281.0
Associated undertakings	**–**	**2.0**	**2.0**	–	3.8	3.8
	5,760.5	**296.0**	**278.4**	4,888.2	285.5	284.8

UK Retail underlying operating profit is stated after recognising net property profits of £9.8 million (2001/02 £9.5 million) which is shown as other operating income in note 3.

(b) Net assets

	3 May 2003 £million	27 April 2002 £million
UK Retail	**238.4**	201.7
International Retail:		
Base (excluding associated undertakings)	**1,136.8**	662.1
Associated undertakings	**–**	69.9
European Property	**67.4**	31.5
Net operating assets	**1,442.6**	965.2
Net non-operating assets	**123.1**	295.8
Net funds	**170.1**	355.7
Net assets	**1,735.8**	1,616.7

The International Retail division operates in the Nordic region, Italy, Spain, France, Ireland, Hungary, the Czech Republic and Greece. The European Property division operates mainly in Belgium, Luxembourg, France and Germany. There were no material exports from the locations in which the Group operates.

Associated undertakings comprised UniEuro S.p.A. ("UniEuro"), which operates in Italy. On 11 November 2002, the Group acquired a further 71.4% of UniEuro which has been included as a subsidiary from this date.

Net non-operating assets predominantly comprise the Group's investment in Wanadoo S.A., dividends payable and deferred consideration.

Net funds include amounts held under trust to fund extended warranty and service contract liabilities.

3 Operating profit

	Continuing operations £million	Acquisitions £million	53 weeks ended 3 May 2003 Total £million	52 weeks ended 27 April 2002 Total £million
Turnover	**5,424.9**	**335.6**	**5,760.5**	4,888.2
Cost of sales:				
Underlying	**(4,823.3)**	**(302.4)**	**(5,125.7)**	(4,303.1)
Exceptional	**(3.3)**	**–**	**(3.3)**	–
	(4,826.6)	**(302.4)**	**(5,129.0)**	(4,303.1)
Gross profit	**598.3**	**33.2**	**631.5**	585.1
Distribution costs	**(129.3)**	**(2.9)**	**(132.2)**	(118.9)
Administrative expenses:				
Underlying	**(212.7)**	**(5.7)**	**(218.4)**	(194.0)
Goodwill amortisation	**(0.7)**	**(3.3)**	**(4.0)**	(0.7)
Exceptional	**(10.3)**	**–**	**(10.3)**	–
	(223.7)	**(9.0)**	**(232.7)**	(194.7)
Other operating income	**9.8**	**–**	**9.8**	9.5
Share of operating profit of associated undertaking	**2.0**	**–**	**2.0**	3.8
	257.1	**21.3**	**278.4**	284.8

		2002/03 £million	2001/02 £million
Operating profit is stated after charging:			
Goodwill amortisation		**4.0**	0.7
Depreciation		**118.2**	104.0
Auditors' remuneration	– audit services	**0.7**	0.6
Rentals paid under operating leases	– plant and machinery	**4.9**	3.2
	– other	**259.4**	218.0

Additional fees were paid to the auditors of £0.8 million (2001/02 £0.3 million) which are included within operating profit and relate predominantly to taxation advice. Further fees of £0.3 million (2001/02 £0.5 million) were paid principally in respect of acquisitions of subsidiary undertakings and have been included as part of the cost of these acquisitions.

Notes to the financial statements
continued

4 Goodwill amortisation and exceptional Items

		53 weeks ended 3 May 2003 £million	52 weeks ended 27 April 2002 £million
Operating items:			
Goodwill amortisation		**(4.0)**	(0.7)
Restructuring charge	(i)	**(13.6)**	–
		(17.6)	(0.7)
Non-operating items:			
(Loss)/profit on sale of investment	(ii)	**(5.1)**	15.1
		(5.1)	15.1
Amounts written off investments	(iii)	**–**	(30.0)

(i) Restructuring charge: 2002/03 relates to a reorganisation of the Group's operations in order to realign the Group's cost base and protect future profitability. Costs include employee severance, predominantly in administrative and service functions, surplus leasehold property obligations and fixed asset impairment (2001/02 £nil).

(ii) (Loss)/profit on sale of investment: 2002/03 loss relates to the sale of 40.4 million shares in Wanadoo S.A. (2001/02 profit relates to the sale of 51.3 million shares in Wanadoo S.A.).

(iii) Amounts written off investments: 2002/03 £nil (2001/02 relates to the Group's investment in P. Kotsovolos S.A.).

5 Net interest

	53 weeks ended 3 May 2003 £million	52 weeks ended 27 April 2002 £million
Interest receivable and similar income	**39.1**	46.5
Interest payable:		
Bank loans and overdrafts	**(17.3)**	(18.7)
Other loans	**(17.4)**	(15.8)
	(34.7)	(34.5)
Interest capitalised	**0.9**	0.4
	5.3	12.4

6 Employees

	53 weeks ended 3 May 2003 £million	52 weeks ended 27 April 2002 £million
Staff costs for the period were:		
Wages and salaries	**555.3**	490.0
Social security costs	**53.6**	46.1
Other pension costs	**18.7**	12.7
	627.6	548.8

	Employees	Employees
The average number of employees, including part-time employees, was:		
UK Retail	**29,654**	29,979
International Retail	**5,692**	3,545
European Property	**36**	33
	35,382	33,557

7 Directors

Details of directors' remuneration, pensions, share options and other entitlements, which form part of these financial statements, are given in the part of the Directors' Remuneration Report which is described as having been audited.

8 Employee share ownership trusts

Dixons TSR Trust Limited is the trustee of a number of employee share ownership trusts ("the Trusts"). The Trusts hold shares in the Company which may subsequently be awarded to specified executive directors and senior employees under the Deferred Equity Participation Plan ("DEPP") and under bonus arrangements entered into following the disposal of Freeserve. Details of the DEPP and bonus arrangements are given in the Remuneration Report in sections (ii) and (iii), respectively.

The Company aims to hedge its liability under the DEPP and bonus arrangements by buying shares through the Trusts to meet the anticipated future liability. The anticipated liability is regularly reassessed during the period and additional shares are purchased when required to meet an increase in this liability. The cost of funding and administering the Trusts is charged to the profit and loss account in the period to which it relates. The cost of the shares is being amortised over the vesting period of the DEPP.

At 3 May 2003 the Trusts held 3,691,355 shares in the Company (27 April 2002 5,777,608). Of these shares, 1,421,129 (27 April 2002 4,211,688) have been provisionally awarded to participants in the DEPP and bonus arrangements. Dixons TSR Trust Limited has waived all dividends except for a total payment of 1 pence at the time each dividend is paid. The mid-market price of a share on 3 May 2003 was 114.5 pence. During the year, 2,189,585 shares in the Company were released to employees under the terms of the bonus arrangements referred to above.

9 Taxation on profit on ordinary activities

	53 weeks ended 3 May 2003 £million	52 weeks ended 27 April 2002 £million
Current taxation:		
UK corporation tax at 30%	**53.0**	54.7
Overseas taxation – the Company and its subsidiaries	**11.3**	9.3
– associated undertakings	**0.6**	1.3
Adjustment in respect of earlier periods:		
Corporation tax	**(1.5)**	(0.1)
Overseas taxation	**0.4**	0.5
	63.8	65.7
Deferred taxation:		
Current period	**6.4**	0.8
Credit in respect of exceptional items	**(2.6)**	–
Adjustment in respect of earlier periods	**0.4**	(1.4)
	4.2	(0.6)
Taxation on profit on ordinary activities	**68.0**	65.1

A reconciliation of the notional current tax charge to the actual current tax charge is set out below:

Profit on ordinary activities at UK statutory rate of 30%	**83.6**	84.7
Non-deductible goodwill and exceptional items	**6.8**	4.5
Underlying profit on ordinary activities at UK statutory rate of 30%	**90.4**	89.2
Capital allowances for the period in excess of depreciation	**(0.9)**	(4.8)
Other timing differences	**(5.5)**	4.0
Differences in effective overseas taxation rates	**(15.7)**	(21.5)
Other	**(3.4)**	(1.6)
Adjustment in respect of earlier periods	**(1.1)**	0.4
Current taxation on profit on ordinary activities	**63.8**	65.7

As a result of changes to UK Controlled Foreign Company legislation, the effective tax rate for the Group is expected to rise in future periods.

Notes to the financial statements

continued

10 Dividends

	Per share	53 weeks ended 3 May 2003 £million	Per share	52 weeks ended 27 April 2002 £million
On ordinary shares of 2.5p each				
Interim	**1.510p**	**29.2**	1.375p	26.5
Proposed final	**5.145p**	**100.0**	4.675p	90.8
Ordinary dividends paid and proposed	**6.655p**	**129.2**	6.050p	117.3

11 Earnings per share

	53 weeks ended 3 May 2003 £million	52 weeks ended 27 April 2002 £million
Basic earnings	**207.8**	211.2
Diluted earnings	**207.8**	211.2
Goodwill amortisation	**4.0**	0.7
Exceptional items, including taxation	**16.1**	14.9
Adjusted diluted earnings	**227.9**	226.8
	million	million
Basic weighted average number of shares	**1,940.3**	1,925.9
Employee share option and ownership schemes	**9.5**	20.9
Diluted weighted average number of shares	**1,949.8**	1,946.8
	pence	pence
Basic earnings per share	**10.7**	11.0
Diluted earnings per share	**10.7**	10.8
Goodwill amortisation	**0.2**	–
Exceptional items, including taxation	**0.8**	0.8
Adjusted diluted earnings per share	**11.7**	11.6

Adjusted earnings per share are calculated using underlying earnings and are shown in order to disclose the impact of goodwill amortisation and exceptional items.

12 Intangible fixed assets

	Group
	Goodwill *£million*
Cost	
At 28 April 2002	486.5
Acquisitions	**347.0**
Transfer from associated undertakings	**83.6**
Currency retranslation	**86.8**
At 3 May 2003	**1,003.9**
Amortisation	
At 28 April 2002	2.3
Charge for the period	**4.0**
Currency retranslation	**–**
At 3 May 2003	**6.3**
Net book value	
At 3 May 2003	**997.6**
At 27 April 2002	484.2

Elkjøp is expected to continue to maintain its market share and profitability over the long term and it is not therefore possible to identify a finite useful economic life for the goodwill of £517.2 million arising on its acquisition. It is considered that the barriers to entry which exist in Elkjøp's markets, which are anticipated to continue, will prove this goodwill to be durable.

Goodwill arising on UniEuro of £437.9 million has been calculated in accordance with FRS 2, which represents a departure for the purposes of showing a true and fair view as described in note 1. Had the value of UniEuro's goodwill been calculated in accordance with the Companies Act 1985, goodwill of £443.6 million would have been generated rather than £437.9 million. The goodwill is regarded as having an indefinite economic life owing to the business's market leading profitability and the expectation that this will continue in the long term.

The application by the directors of an annual impairment test supports the value of both the Elkjøp and UniEuro goodwill and, as a result, no charge for impairment is required at the balance sheet date. Because of the indefinite lives attributable to both Elkjøp and UniEuro goodwill, there is no amortisation charge in the profit and loss account in respect of these acquisitions. The adoption of indefinite lives represents a departure from the Companies Act 1985 for the purposes of showing a true and fair view. It has not been possible to quantify the effect of this departure from the Companies Act 1985 because no finite life for the goodwill can be identified.

Goodwill arising on other acquisitions is amortised over periods not exceeding 20 years.

13 Tangible fixed assets

	Group			Company
	Land and buildings £million	Fixtures, fittings and equipment £million	Total £million	Fixtures, fittings and equipment £million
Cost				
At 28 April 2002	199.1	985.7	1,184.8	2.9
Acquisitions	–	**15.4**	**15.4**	–
Additions	**86.8**	**146.5**	**233.3**	–
Disposals	**(121.3)**	**(26.8)**	**(148.1)**	–
Currency retranslation	**4.5**	**12.8**	**17.3**	–
At 3 May 2003	**169.1**	**1,133.6**	**1,302.7**	**2.9**
Depreciation				
At 28 April 2002	9.6	568.2	577.8	2.6
Charge for the period	**2.9**	**115.3**	**118.2**	**0.1**
Disposals	**(0.8)**	**(22.4)**	**(23.2)**	–
Exceptional impairment	–	**2.9**	**2.9**	–
Currency retranslation	**0.5**	**5.2**	**5.7**	–
At 3 May 2003	**12.2**	**669.2**	**681.4**	**2.7**
Net book value				
At 3 May 2003	**156.9**	**464.4**	**621.3**	**0.2**
At 27 April 2002	189.5	417.5	607.0	0.3

	Freehold £million	Long leasehold £million	Short leasehold £million	Total £million
Land and buildings at cost to the Group				
At 3 May 2003	**129.3**	**2.8**	**36.9**	**169.0**
At 27 April 2002	164.5	1.9	32.7	199.1

Land and buildings include £26.6 million of land not depreciated (27 April 2002 £72.9 million). Land and buildings and fixtures, fittings and equipment include £30.0 million and £36.0 million, respectively of assets in the course of construction (27 April 2002 £8.1 million and £27.0 million, respectively).

14 Fixed asset investments

Group

	Investment in *associated* undertakings £million	Own shares £million	Investments £million	Total £million
At 28 April 2002	69.9	2.0	407.1	479.0
Additions	–	–	**0.7**	**0.7**
Disposals	–	–	**(138.2)**	**(138.2)**
Amortisation of own shares	–	**(0.2)**	–	**(0.2)**
Share of retained profits	**1.4**	–	–	**1.4**
Transfer of investments to subsidiary undertakings	**(73.7)**	–	–	**(73.7)**
Currency retranslation	**2.4**	–	**49.1**	**51.5**
At 3 May 2003	–	**1.8**	**318.7**	**320.5**

Company

	Subsidiary undertakings £million	Own shares £million	Investments £million	Total £million
Cost and net book value				
At 28 April 2002	1,203.0	2.0	396.3	1,601.3
Disposals	–	–	**(138.2)**	**(138.2)**
Amortisation of own shares	–	**(0.2)**	–	**(0.2)**
Currency retranslation	–	–	**27.4**	**27.4**
At 3 May 2003	**1,203.0**	**1.8**	**285.5**	**1,490.3**

The transfer of investments to subsidiary undertakings relates to the Group's 24.3 per cent of the ordinary share capital of UniEuro owned prior to acquisition of a further 71.4 per cent on 11 November 2002.

Own shares held by the Group and the Company represent the shares in the Company held by Dixons TSR Trust further details of which are given in note 8. The net cost to the Group of these shares is charged to the profit and loss account over the relevant performance period. These shares had a market value at 3 May 2003 of £4.2 million (27 April 2002 £13.0 million) and their nominal value was £0.1 million (27 April 2002 £0.1 million).

Investments held by the Group include the following listed investments:

	Relevant exchange	Net book value £million	Market value at 3 May 2003 £million
Wanadoo S.A.	Paris	**300.5**	**359.4**
P. Kotsovolos S.A.	Athens	**13.4**	**4.6**
Sense Communications A.S.A.	Oslo	**2.4**	**2.6**
		316.3	**366.6**

Approximately 37.5 million shares in Wanadoo S.A. are held to cover potential Wanadoo S.A. share obligations for the 1% Exchangeable Bond 2004, further details of which are provided in note19. A further 48.4 million shares in Wanadoo S.A. are subject to "lock up" arrangements preventing their sale until after February 2004.

Notes to the financial statements
continued

15 Stocks

	Group 2003 £million	Group 2002 £million
Finished goods and goods for resale	**699.9**	615.7
Properties held for development or resale	**79.8**	34.3
	779.7	650.0
Properties held for development or resale include interest of	**1.8**	2.7

16 Debtors

	Group		Company	
	2003 £million	2002 £million	2003 £million	2002 £million
Falling due within one year				
Trade debtors	**224.2**	207.5	–	–
Amounts due from subsidiary undertakings	–	–	**1,028.2**	690.6
Corporation tax recoverable	**3.3**	0.2	–	–
Overseas taxation recoverable	**1.9**	0.2	–	–
Other debtors	**102.5**	10.5	**25.5**	–
Prepayments and accrued income	**106.2**	119.2	**5.4**	2.3
	438.1	337.6	**1,059.1**	692.9
Falling due after more than one year				
Other debtors	**2.2**	2.1	–	–
Prepayments and accrued income	**55.2**	83.1	–	–
	57.4	85.2	–	–
	495.5	422.8	**1,059.1**	692.9

17 Short term investments

	Group 2003 £million	Group 2002 £million
Listed	**317.1**	351.5
Unlisted	**396.8**	462.4
	713.9	813.9

Listed investments mainly comprise floating rate notes. Unlisted investments mainly comprise money market deposits.

18 Creditors – falling due within one year

	Group		Company	
	2003 £million	2002 £million	**2003 £million**	2002 £million
Borrowings				
$7\frac{3}{4}$% Guaranteed Bond 2004	**99.9**	–	–	–
Bank overdrafts	**8.3**	4.3	**23.9**	20.1
Other borrowings	**43.1**	189.5	–	166.0
	151.3	193.8	**23.9**	186.1
Other creditors				
Trade creditors	**523.4**	472.9	–	–
Amounts due to subsidiary undertakings	–	–	**1,184.5**	1,246.4
Corporation tax	**75.6**	88.7	**4.7**	1.8
Other taxation and social security payable	**48.6**	30.7	–	–
Extended warranty and service contract liabilities	**94.7**	94.0	–	–
Other creditors	**166.7**	79.2	–	–
Accruals and deferred income	**272.1**	204.8	**49.5**	6.5
Dividends payable	**100.3**	91.0	**100.2**	91.0
	1,281.4	1,061.3	**1,338.9**	1,345.7
	1,432.7	1,255.1	**1,362.8**	1,531.8

Borrowings include £19.1 million (27 April 2002 £nil) secured by legal charges over properties held for development or resale by the European Property division and £nil (27 April 2002 £0.6 million) secured by legal charges over properties held within the Retail divisions. The $7\frac{3}{4}$% Guaranteed Bond 2004, which is unsecured, is guaranteed by the Company and DSG Retail Limited, a subsidiary undertaking, and is listed on the London Stock Exchange. Unless previously redeemed or purchased and cancelled it will be redeemed at par on 16 February 2004. Trade creditors include £6.8 million (27 April 2002 £nil) secured over the net assets of a subsidiary undertaking.

19 Creditors – falling due after more than one year

	Group		Company	
	2003 £million	2002 £million	**2003 £million**	2002 £million
Borrowings				
$7\frac{3}{4}$% Guaranteed Bond 2004	–	99.8	–	–
1% Exchangeable Bond 2004	**180.5**	160.6	–	–
6.125% Guaranteed Bond 2012	**297.7**	–	**297.7**	–
Loans repayable:				
In more than one year but not more than two years	**26.0**	16.5	–	4.3
In more than two years but not more than five years	**39.6**	25.1	–	20.5
In more than five years	**0.7**	1.0	–	–
	544.5	303.0	**297.7**	24.8
Other creditors				
Extended warranty and service contract liabilities	**172.7**	189.0	–	–
Other creditors	**103.0**	50.8	–	–
	275.7	239.8	–	–
	820.2	542.8	**297.7**	24.8

Borrowings include £8.9 million (27 April 2002 £11.1 million) secured by legal charges over properties held for development or resale by the European Property division and £0.8 million (27 April 2002 £4.1 million) secured by legal charges over properties held within the Retail divisions.

The 1% Exchangeable Bond 2004, which is listed on the Luxembourg Stock Exchange, is euro denominated at €260 million and is exchangeable into ordinary shares in Wanadoo S.A. at the option of the bondholder, at the level of approximately 144 shares for each €1,000 principal amount of the bonds at a price of €6.94 per share up to 24 June 2004. Unless previously redeemed or purchased and cancelled, it will be redeemed on 5 July 2004. The sterling denominated 6.125% Guaranteed Bond 2012, which is unsecured, is guaranteed by DSG Retail Limited, a subsidiary undertaking, and is listed on the London Stock Exchange. Unless previously redeemed or purchased and cancelled it will be redeemed at par on 15 November 2012. Further details are included in note 20.

20 Financial instruments

A statement of the Group's objectives, policies and strategies with regard to financial instruments is contained in the Financial Review under the section entitled "Treasury policies". Short term debtors and creditors have been excluded from these disclosures as permitted by FRS 13 "Derivatives and other financial instruments: disclosures". Additional information on fixed asset investments is included in note 14.

(a) Interest rate and currency profile of financial assets and financial liabilities

After taking into account the various interest rate and currency swaps entered into by the Group, the currency and interest rate exposures of its financial assets and liabilities were:

2003

	Sterling £million	Norwegian Kroner £million	Euro £million	Other currencies £million	Total £million
Cash and short term investments:					
Floating rate	**744.9**	**7.6**	**81.6**	**23.0**	**857.1**
Fixed rate	**0.9**	**–**	**7.9**	**–**	**8.8**
	745.8	**7.6**	**89.5**	**23.0**	**865.9**
Borrowings:					
Floating rate	**(58.0)**	**–**	**(320.3)**	**(2.9)**	**(381.2)**
Fixed Rate	**(128.2)**	**–**	**(186.4)**	**–**	**(314.6)**
	(186.2)	**–**	**(506.7)**	**(2.9)**	**(695.8)**
Net funds/(debt) at period end	**559.6**	**7.6**	**(417.2)**	**20.1**	**170.1**
Fixed asset investments	**1.3**	**3.2**	**316.0**	**–**	**320.5**
Extended warranty and service contract liabilities:					
Falling due within one year	**(93.8)**	**–**	**(0.9)**	**–**	**(94.7)**
Falling due after more than one year	**(169.9)**	**–**	**(2.8)**	**–**	**(172.7)**
	(263.7)	**–**	**(3.7)**	**–**	**(267.4)**
Other creditors falling due after more than one year	**–**	**–**	**(58.1)**	**–**	**(58.1)**

2002

	Sterling £million	Norwegian Kroner £million	Euro £million	Other currencies £million	Total £million
Cash and short term investments:					
Floating rate	813.1	5.3	32.3	0.9	851.6
Fixed rate	0.9	–	–	–	0.9
	814.0	5.3	32.3	0.9	852.5
Borrowings:					
Floating rate	(16.0)	(4.1)	(206.6)	(3.4)	(230.1)
Fixed Rate	(99.8)	–	(160.6)	(6.3)	(266.7)
	(115.8)	(4.1)	(367.2)	(9.7)	(496.8)
Net funds/(debt) at period end	698.2	1.2	(334.9)	(8.8)	355.7
Fixed asset investments	1.3	2.2	475.5	–	479.0
Extended warranty and service contract liabilities:					
Falling due within one year	(93.4)	–	(0.6)	–	(94.0)
Falling due after more than one year	(186.7)	–	(2.3)	–	(189.0)
	(280.1)	–	(2.9)	–	(283.0)

All short term foreign currency investments are money market deposits with maturities of less than one month. Fixed asset investments, extended warranty and service contract liabilities and other creditors falling due after more than one year are non-interest bearing. Additional information is included in note 14.

20 Financial instruments continued

Net borrowings, *excluding amounts held under trust to fund extended warranty and service contract liabilities*, totalled £138.0 million (27 April 2002 net free cash of £55.7 million).

The principal sterling interest rate risks of the Group arise in respect of the Group's net cash and investments and interest based credit commissions. Each is based on floating interest rates and the two elements provide a natural hedge against each other. Sterling cash and investments include £308.1 million (27 April 2002 £300.0 million) held under trust to fund extended warranty and service contract liabilities. Floating rate assets consist of money market deposits and floating rate notes bearing rates fixed in advance ranging from overnight to six months. The average period until the next refixing is 30 days (2001/02 37 days). Floating rate sterling borrowings comprise bank borrowings and overdrafts that bear interest at rates based on LIBOR. Fixed rate sterling borrowings at 3 May 2003 comprise the 7¾% Guaranteed Bonds 2004 and the 6.125% Guaranteed Bonds 2012. The £300 million 6.125% Guaranteed Bonds 2012 have been swapped into floating rate borrowings. £250 million of these borrowings were also swapped into euros in order to finance the acquisition of UniEuro, further details of which are shown in note 26. After taking account of interest rate swaps entered into by the Group, the weighted average period for which the rate is fixed is 0.7 years (2001/02 1.8 years).

Floating rate euro borrowings represent bank borrowings, based on EURIBOR, to provide a hedge against euro denominated fixed asset investments and to finance European Property stock held for development or resale. Fixed rate euro borrowings comprise the 1% Exchangeable Bond 2004 which also provides a hedge against euro denominated fixed asset investments. Amounts in respect of other currencies largely relate to funds held within Electro World and the Elkjøp group.

(b) Fair values of financial assets and financial liabilities

	Book value 2003 *£million*	**Fair value 2003 *£million***	Book value 2002 *£million*	Fair value 2002 *£million*
Fixed asset investments (excluding associated undertakings)	**320.5**	**373.2**	409.1	500.0
Cash and investments:				
Cash at bank and in hand	**152.0**	**152.0**	38.6	38.6
Short term investments	**713.9**	**713.7**	813.9	814.1
	865.9	**865.7**	852.5	852.7
Borrowings due:				
In one year or less or on demand	**(151.3)**	**(155.7)**	(193.8)	(193.8)
In more than one year but not more than two years	**(206.5)**	**(226.9)**	(116.3)	(120.1)
In more than two years but not more than five years	**(39.6)**	**(39.6)**	(185.7)	(207.2)
In more than five years	**(298.4)**	**(309.0)**	(1.0)	(1.0)
	(695.8)	**(731.2)**	(496.8)	(522.1)
Extended warranty and service contract liabilities:				
Falling due within one year	**(94.7)**	**(94.7)**	(94.0)	(94.0)
Falling due after more than one year	**(172.7)**	**(172.7)**	(189.0)	(189.0)
	(267.4)	**(267.4)**	(283.0)	(283.0)
Other creditors falling due after more than one year	**(58.1)**	**(58.1)**	–	–
Derivatives held to:				
Manage the interest rate profile	–	**(0.2)**	–	0.6
Manage currency exposure	**(1.0)**	**(16.0)**	–	1.1
Hedge net assets	–	–	–	0.8
Hedge future transactions				
– expected to occur within one year	–	**(0.5)**	–	3.5
– expected to occur after more than one year	–	–	–	(1.5)

Most assets and liabilities are held at floating rates and therefore the fair value is close to the book value with the exception of the Group's bonds where a premium exists to the book value due to the coupon rate and exchange rights for the Guaranteed Bonds and the Exchangeable Bond, respectively. Fair values are derived from market values.

20 Financial instruments continued

(c) Gains and losses on instruments used for hedging

The Group enters into forward foreign exchange currency contracts to manage exposures that arise on purchases and sales denominated in foreign currencies. It also uses swaps to manage its interest rate and foreign exchange translation exposures.

Unrecognised net gains and losses on hedging instruments are as follows:

	Gains £million	Losses £million	Net total £million
On hedges at 28 April 2002	7.0	(2.5)	4.5
Arising in previous periods recognised in 2002/03 profit and loss account	(6.9)	2.4	(4.5)
Arising in previous periods not recognised in 2002/03 profit and loss account	0.1	(0.1)	–
Arising in 2002/03 not recognised in 2002/03	1.0	(17.7)	(16.7)
On hedges at 3 May 2003	**1.1**	**(17.8)**	**(16.7)**
Of which:			
Expected to be recognised within one year	0.5	(2.4)	(1.9)
Expected to be recognised after more than one year	0.6	(15.4)	(14.8)

(d) Currency risk

The Group's policy is to hedge all significant transaction exposures on monetary assets and liabilities and consequently there are no material currency exposures that would give rise to gains and losses in the profit and loss account in the functional currencies of the operating businesses.

21 Borrowing facilities

	Group	
	2003 £million	2002 £million
The Group had available the following undrawn committed borrowing facilities at the period end:		
Expiry date:		
Within one year	**29.2**	2.1
In more than one year, but not more than two years	**309.8**	8.4
In more than two years	–	129.5
	339.0	140.0

22 Provisions for liabilities and charges

	Deferred taxation £million	Restructuring costs £million	Other £million	Total £million
Group				
At 28 April 2002	69.2	6.7	5.0	80.9
Charge in the period	**4.2**	**10.7**	**–**	**14.9**
Arising from acquisitions	**0.7**	**–**	**–**	**0.7**
Utilised	**–**	**(3.7)**	**(0.7)**	**(4.4)**
Reclassification	**–**	**–**	**(0.2)**	**(0.2)**
Exchange translation adjustments	**(0.1)**	**–**	**–**	**(0.1)**
At 3 May 2003	**74.0**	**13.7**	**4.1**	**91.8**
Company				
At 28 April 2002	–	–	4.8	4.8
Credit in the period	**(0.5)**	**–**	**–**	**(0.5)**
Utilised	**–**	**–**	**(0.7)**	**(0.7)**
At 3 May 2003	**(0.5)**	**–**	**4.1**	**3.6**

Amounts provided in the period for restructuring relate to the reorganisation of the Group's operations, which are further described in note 4 and which are expected to be utilised both within one year and in periods not expected to exceed five years.

The deferred taxation asset shown for the Company is included within other debtors in note 16.

	Group	
	2003 £million	2002 £million
The net provision for deferred taxation comprises:		
Accelerated capital allowances	**23.1**	22.1
Other timing differences	**50.9**	47.1
	74.0	69.2

As a result of share disposals, allowable losses have been incurred which are available for offset against certain future chargeable gains. A deferred tax asset has not been recognised in respect of these losses as it is considered that there is insufficient evidence that chargeable gains will arise. The deferred tax asset not recognised, measured at the standard rate of 30%, is not less than £400 million.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and associated undertakings. As the earnings are continually reinvested by the Group, no tax is expected to be payable on these earnings in the foreseeable future.

23 Shareholders' funds and share capital
(a) Shareholders' funds

Group

	Share capital £million	Share premium account £million	Capital reserve £million	Merger reserve £million	Capital redemption reserve £million	Profit and loss account £million	Total £million
At 28 April 2002	48.6	135.5	290.0	(386.1)	425.5	1,067.6	1,581.1
Retained profit	–	–	–	–	–	**78.6**	**78.6**
Currency retranslation	–	–	–	–	–	**43.8**	**43.8**
Unrealised loss on change from associated undertaking to subsidiary	–	–	–	–	–	**(8.7)**	**(8.7)**
Transfer	–	–	**(132.0)**	–	–	**132.0**	–
Ordinary shares issued:							
Share options – employees	**0.1**	**1.5**	–	–	–	–	**1.6**
– employee trusts	–	**0.9**	–	–	–	**(0.9)**	–
At 3 May 2003	**48.7**	**137.9**	**158.0**	**(386.1)**	**425.5**	**1,312.4**	**1,696.4**

Company

	Share capital £million	Share premium account £million	Capital reserve £million	Merger reserve £million	Capital redemption reserve £million	Profit and loss account £million	Total £million
At 28 April 2002	48.6	135.5	–	–	425.5	172.0	781.6
Retained profit	–	–	–	–	–	**133.5**	**133.5**
Ordinary shares issued:							
Share options – employees	**0.1**	**1.5**	–	–	–	–	**1.6**
– employee trusts	–	**0.9**	–	–	–	**(0.9)**	–
At 3 May 2003	**48.7**	**137.9**	–	–	**425.5**	**304.6**	**916.7**

As permitted by section 230 of the Companies Act 1985, no profit and loss account for the Company is included in these financial statements.

The transfer from the capital reserve to the profit and loss account represents the attributable profit in respect of Wanadoo S.A. shares (exchanged for the Group's holding in Freeserve in 2000/01) that were released from lock up arrangements in the period. The movement on the profit and loss account reserve of £8.7 million arising from the change of investment in associated undertaking to subsidiary relates to the difference arising in the calculation of goodwill for UniEuro under FRS 2 compared with that prescribed by the Companies Act 1985. Further details are given in note 12. The cumulative amount of goodwill written off directly against reserves at the start and end of the period in respect of undertakings still within the Group is £127.9 million.

(b) Reconciliation of movements in shareholders' funds

	2003 £million	2002 £million
Opening equity shareholders' funds	**1,581.1**	1,446.3
Profit for the period	**207.8**	211.2
Dividends	**(129.2)**	(117.3)
	78.6	93.9
Other recognised gains and losses relating to the period	**35.1**	18.2
Ordinary shares issued:		
Share option and ownership schemes	**1.6**	22.7
Net additions to equity shareholders' funds	**115.3**	134.8
Closing equity shareholders' funds	**1,696.4**	1,581.1

(c) Called up share capital

	2003 £million	2002 £million
Authorised		
4,980,252,496 (27 April 2002 4,980,252,496) ordinary shares of 2.5p each	**124.5**	124.5
Allotted and fully paid		
1,946,742,907 (27 April 2002 1,945,120,052) ordinary shares of 2.5p each	**48.7**	48.6

During the period 1,622,855 shares were issued in respect of options exercised under employee share option schemes.

24 Employee share option schemes

During the period the following options were granted to employees:

	Sharesave			Discretionary	
Number of employees	Exercise price pence	Number	Number of employees	Exercise price pence	Number
7,198	81.64	**27,634,459**	12,854	161.00	**21,412,110**
			14	102.45	**270,951**
		27,634,459			**21,683,061**

At 3 May 2003 directors and employees held options to subscribe for a total of 106,256,291 shares (27 April 2002 72,860,502) as follows:

	Sharesave			Discretionary	
Date of grant	Exercise price pence	Number	Date of grant	Exercise price pence	Number
20.02.98	99.00	**1,923,169**	11.08.94	50.75	**19,000**
04.08.98	97.50	**15,236**	04.08.95	73.25	**82,600**
02.06.00	218.00	**3,360,396**	05.08.96	122.75	**1,058,386**
12.03.01	215.00	**2,434,098**	04.02.97	124.25	**12,000**
07.03.02	177.00	**4,795,912**	04.08.97	145.50	**2,693,886**
06.03.03	81.64	**27,609,735**	20.02.98	135.00	**14,000**
			17.08.98	132.00	**4,926,459**
			12.10.98	140.00	**158,940**
			17.02.99	256.75	**200,000**
			19.07.99	334.75	**12,469,940**
			31.01.00	278.25	**46,720**
			17.07.00	273.00	**9,614,434**
			05.02.01	269.00	**177,003**
			23.07.01	231.00	**13,605,101**
			15.02.02	228.00	**45,520**
			22.07.02	161.00	**20,722,805**
			07.02.03	102.45	**270,951**
		40,138,546			**66,117,745**

Options granted under the Sharesave schemes are exercisable in the six month period following the date of maturity of a three year or five year savings contract. Options granted under discretionary schemes are exercisable between three and ten years from the date of grant. Exercise under the discretionary schemes is conditional upon a defined minimum increase in the market price of a share and, in certain cases, to the attainment of a specified rate of growth in the Company's adjusted earnings per share. All options may be exercised earlier in certain circumstances.

25 Notes to the cash flow statement

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2002/03 £million	2001/02 £million
Operating profit	**278.4**	284.8
Depreciation	**118.2**	104.0
Amortisation of goodwill and own shares	**4.2**	1.0
Share of profit of associated undertaking	**(2.0)**	(3.8)
Profit on disposal of fixed assets	**(9.8)**	(9.5)
Net additions to/(utilisation of) exceptional provisions and impairment	**9.2**	(5.4)
Increase in stocks	**(25.1)**	(59.5)
Decrease/(increase) in debtors	**17.9**	(31.8)
(Decrease)/increase in creditors	**(50.6)**	60.5
	340.4	340.3

(b) Analysis of cash flows for headings netted in the cash flow statement

	2002/03 £million	2001/02 £million
Net decrease/(increase) in current asset investments		
Money market and other fixed rate deposits	**68.7**	19.4
Floating rate notes	**33.2**	(40.3)
	101.9	(20.9)
Net (decrease)/increase in debt due within one year		
$7^3/_4$% Guaranteed Bond 2001	**–**	(99.9)
Secured borrowings	**18.5**	(7.9)
Other short term borrowings	**(219.6)**	107.3
	(201.1)	(0.5)
Net increase/(decrease) in debt due after more than one year		
1% Exchangeable Bond 2004	**–**	160.6
6.125% Guaranteed Bond 2012	**297.7**	–
Secured borrowings	**(5.5)**	(1.3)
Other borrowings	**(40.4)**	(313.9)
	251.8	(154.6)

(c) Analysis of net funds

	28 April 2002 £million	Cash flow £million	Acquisitions (excluding cash and overdrafts) £million	Other non-cash movements £million	Exchange movements £million	3 May 2003 £million
Cash at bank and in hand	38.6	**106.1**	**–**	**–**	**7.3**	**152.0**
Overdraft	(4.3)	**(4.0)**	**–**	**–**	**–**	**(8.3)**
	34.3	**102.1**	**–**	**–**	**7.3**	**143.7**
Short term investments	813.9	**(101.9)**	**–**	**–**	**1.9**	**713.9**
Debt due within one year	(189.5)	**201.1**	**(47.9)**	**(99.9)**	**(6.8)**	**(143.0)**
Debt due after more than one year	(303.0)	**(251.8)**	**(30.7)**	**99.9**	**(58.9)**	**(544.5)**
	321.4	**(152.6)**	**(78.6)**	**–**	**(63.8)**	**26.4**
	355.7	**(50.5)**	**(78.6)**	**–**	**(56.5)**	**170.1**

Included within acquisitions (excluding cash and overdrafts) is £30.7 million of loan notes issued as consideration to acquire Genesis Communications, as described in note 26.

26 Acquisitions
On 7 May 2002, the Group acquired Direct Telephone Services Limited (trading as Genesis Communications). Consideration and costs payable amount to a maximum of £34.7 million. Consideration and costs were satisfied by the issue of £30.7 million in loan notes and £1.9 million in cash. Additional consideration of up to £0.2 million is payable in cash. The fair value of net liabilities acquired amounted to £0.3 million resulting in goodwill arising of £33.1 million. This goodwill is being amortised over its estimated useful economic life of 10 years. An additional £2 million in loan notes is payable dependent on the achievement of earnings targets.

On 11 November 2002, the Group acquired legal title to a further 71.4 per cent of the issued share capital of UniEuro for €365.7 million (£233.0 million) in cash and deferred consideration of €2.5 million payable in July 2004. On this date, the Group also acquired economic control of the remaining 4.3 per cent of the issued share capital owned by management, for which consideration of €29.8 million is deferred to July 2004. Legal title to this share was acquired by the Group on 3 June 2003.

Adjustments to reflect the provisional fair value of UniEuro's assets and liabilities acquired are as follows:

	Net assets acquired £million	Accounting policy alignment £million	Fair value to the Group £million
Intangible fixed assets	117.1	(117.1)	–
Tangible fixed assets	14.8	–	14.8
Investments	0.3	–	0.3
Cash	30.2	–	30.2
Other current assets	105.8	–	105.8
Borrowings falling due within one year	(47.9)	–	(47.9)
Other creditors falling due within one year	(143.6)	–	(143.6)
Creditors – amounts falling due after more than one year	(38.5)	–	(38.5)
	38.2	(117.1)	(78.9)
Share of net liabilities previously held as investment in associated undertaking			19.2
			(59.7)
Goodwill			313.8
Consideration			254.1
Satisfied by:			
Cash consideration and costs			233.5
Deferred consideration			20.6
Consideration			254.1

Fair value adjustments were applied to the net assets of UniEuro upon acquiring the original share of 24.3 per cent which related to stocks (£6.9 million) and certain liabilities not previously recorded (£8.0 million). No adjustments were made for fair values as compared with book values upon acquisition on 11 November 2002. The accounting policy alignment adjustment relates to writing off intangible assets in accordance with Group accounting policy.

Both acquisitions were accounted for under the acquisitions method of accounting.

There was no material difference between the operating profits arising from acquisitions and operating cash flows contributed by those acquisitions. In addition, there was no material impact on other cash flows arising from these acquisitions.

27 Post retirement benefits

The Group operates a number of defined contribution and defined benefit pension schemes. The principal scheme operates in the UK where the Group maintains a funded defined benefit pension scheme for certain employees with assets held in a separate trustee administered fund. Contributions are assessed in accordance with the advice of independent qualified actuaries so as to spread the pension cost over the normal expected service lives of members. The scheme is valued by a qualified actuary at least every three years.

With effect from 1 September 2002, the defined benefit section of the scheme was closed to new entrants. Membership of the defined contribution section of the pension scheme is now offered to eligible employees.

In the Nordic region, the Group operates secured defined benefit pension schemes with assets held in a life insurance company and an unsecured pension arrangement. In addition, it makes contributions to a state pension scheme. The effect of these schemes on the Group's results is not significant.

(a) Regular pension costs – SSAP 24

Pension costs are accounted for in accordance with SSAP 24 "Accounting for pension costs". The Group paid contributions to its principal defined benefit plan during the period of £16.6 million (2001/02 £16.2 million). The pension charge in the profit and loss account amounted to £18.1 million which represented the regular pension cost (2001/02 £12.2 million comprising the regular pension cost of £16.5 million net of the amortisation of pension surpluses over the average remaining service lives of current employees on a straight line basis).

The pension charge in respect of defined contribution schemes was £0.5 million (2001/02 £0.4 million). A further £0.1 million (2001/02 £0.1 million) provision was made in respect of the unsecured pension arrangement.

The last actuarial valuation of the UK scheme was carried out as at 5 April 2001 using the projected unit method and has been used to determine the level of funding to the scheme. The next actuarial valuation is scheduled to be carried out as at 5 April 2004. The Group's contribution rate, agreed in consultation with the actuaries, for both the period ended 3 May 2003 and future periods is 9.9 per cent.

The principal actuarial assumptions used for determining costs and contributions were:

	Rate per annum
Rate of increase in pensionable salaries	4.25%
Rate of increase to pensions – Guaranteed Minimum Pension	3.0%
– Pension in excess of Guaranteed Minimum Pension	2.5%
Discount rate for accrued benefits	6.5%
Inflation	2.5%
Investment return for future service benefits	6.75%

At 5 April 2001, the market value of the scheme's investments was £388.2 million and, based on the above assumptions, the value of the assets was sufficient to cover 106 per cent of the benefits accrued to members after allowing for expected future increases in earnings. This amounted to a surplus of assets over liabilities of £25 million.

(b) FRS 17 disclosures

FRS 17 will introduce new accounting policies in respect of pension arrangements. FRS 17 is not fully effective for the Group until 2004/05, although additional information is required to be disclosed in the intervening period. This information comprises the fair value of assets held and the financial assumptions made in valuing the liabilities of the scheme as well as disclosures concerning pension assets and liabilities and pension expense. The methodologies set out in FRS 17 are different from those used by the scheme actuaries in determining funding arrangements.

Assumptions

	3 May 2003	27 April 2002
	Rate per annum	Rate per annum
Rate of increase in pensionable salaries	**4.0%**	4.25%
Rate of increase in pensions in payment/deferred pensions	**2.3%**	2.5%
Discount rate	**5.6%**	6.0%
Inflation	**2.3%**	2.5%

27 Post retirement benefits continued

Valuation

	3 May 2003 Long term expected rate of return	3 May 2003 £million	27 April 2002 Long term expected rate of return	27 April 2002 £million
Equities	**8.3%**	**299.3**	8.0%	347.6
Bonds	**4.6%**	**34.2**	5.2%	30.4
Cash	**4.0%**	**2.7**	4.5%	14.8
Market value of assets		**336.2**		392.8
Present value of liabilities		**(562.8)**		(468.9)
Deficit in the plan		**(226.6)**		(76.1)
Related deferred tax asset		**68.0**		22.8
Net FRS 17 pension liability		**(158.6)**		(53.3)

	3 May 2003 £million	27 April 2002 £million
Net FRS 17 pension liability	**(158.6)**	(53.3)
Reversal of existing SSAP 24 prepayment net of deferred tax	**(5.3)**	(5.3)
Net adjustment which would result from the adoption of FRS 17	**(163.9)**	(58.6)
Profit and loss account reserve as reported	**1,312.4**	1,067.6
Profit and loss account reserve on FRS 17 basis	**1,148.5**	1,009.0

The deficit under FRS 17 reflects the different basis for valuing assets and liabilities compared with SSAP 24. The net position is sensitive to market conditions at the assessment date of 3 May 2003, particularly changes in equity values.

The FRS 17 liability, before deferred tax benefits, has increased during the 53 week period ended 3 May 2003 as set out below:

	£million
At 28 April 2002	(76.1)
Movement in year	
Contributions	**16.6**
Current service cost	**(22.8)**
Past service cost	**–**
Other finance income	**2.9**
Actuarial loss	**(147.2)**
At 3 May 2003	**(226.6)**

An analysis of the amount which would be charged to the profit and loss account is as follows:

	2003 £million
Current service cost	**(22.8)**
Past service cost	**–**
Total operating charge	**(22.8)**
Expected return on pension scheme assets	**31.2**
Interest cost on pension scheme liabilities	**(28.3)**
Net other finance income	**2.9**
Total chargeable to profit before taxation	**(19.9)**

The amount which would be recognised in the statement of total recognised gains and losses is as follows:

	2003 % of scheme assets/(liabilities)	2003 £million
Loss arising from actual return less expected return on pension scheme assets	**31.2%**	**104.9**
Experience losses arising on scheme liabilities	**3.0%**	**16.7**
Changes of assumptions underlying the present value of scheme liabilities	**4.5%**	**25.6**
Actuarial loss recognisable in statement of total recognised gains and losses		**147.2**

28 Capital commitments

	Group	
	2003 £million	2002 £million
Contracted for but not provided for in the accounts	**15.7**	21.5

29 Contingent liabilities

	Company	
	2003 £million	2002 £million
Guarantee of 7¾% Guaranteed Bond 2004	**100.0**	100.0
Guarantee of notes issued under 1% Exchangeable Bond 2004	**180.5**	160.6
Guarantee of borrowings of subsidiary undertakings	**25.8**	194.9
Other guarantees	**22.7**	14.3

In the normal course of business, the Group has contingent liabilities in respect of lease covenants relating to premises assigned to third parties.

30 Operating lease commitments

	Group	
	2003 £million	2002 £million
At 3 May 2003 the Group was committed to the following payments during the next 52 week period in respect of operating leases for land and buildings which expire:		
Within one year	**5.5**	4.6
Between two and five years	**48.9**	13.2
After five years	**226.2**	214.1
	280.6	231.9

At 3 May 2003 the Group was committed to payments during 2003/04 of £0.8 million (27 April 2002 £0.3 million) in respect of other operating leases which expire between two and five years.

31 Related party transactions

The Company has granted Dixons TSR Trust, the employee share ownership trust, loan facilities of £50 million.

The Company made a donation of £875,000 to The Dixons Foundation, the Group's registered charitable trust. The Company is the sole benefactor of the Foundation, the principal beneficiaries of which are concerned with education, business ethics, community affairs, medicine and disabilities, heritage and the environment.

32 Principal subsidiary undertakings

The principal subsidiary undertakings at 3 May 2003 were as follows:

UK Retail

Coverplan Insurance Services Limited
Dixons Insurance Services Limited – Isle of Man
DSG Card Handling Services Limited
DSG Retail Limited
Mastercare Service and Distribution Limited
The Link Stores Limited (60%)

International Retail

Elkjøp A.S.A. – Norway
Elkjøp Norge AS – Norway
El-Giganten AB – Sweden
El-Giganten Køkkenland AS – Denmark
Gigantti OY – Finland
UniEuro S.p.A. – Italy
DSG Retail Ireland Limited – Ireland
PC City Spain S.L. – Spain
PC City (France) S.A. – France
Electro World (Hungary) Kft – Hungary
Electro World s.r.o – Czech Republic

European Property

Codic International SA – Belgium (90%)
Codic Belgique SA – Belgium (90%)
Codic Luxembourg SA – Luxembourg (90%)
Codic SA – France (90%)
Codic GmbH – Germany

Other

Dixagon SA – Switzerland
Dixons Group Holdings Limited*
Dixons Group Treasury plc
Dixons Overseas Investments Limited
Dixons European Investments Limited

*Direct subsidiary of Dixons Group plc

Unless otherwise indicated, principal subsidiary undertakings are wholly owned and incorporated in Great Britain.

All Group undertakings operate in their country of incorporation.

33 Post balance sheet event

On 3 June 2003, the Group acquired legal title to the remaining 4.3 per cent of UniEuro S.p.A. held by management. Further details are shown in note 26.

Five year record

Consolidated Profit and Loss Account[1]

£million	2002/03	2001/02	2000/01	1999/00	1998/99
Turnover	**5,760.5**	4,888.2	4,688.2	3,889.9	3,156.3
percentage change	***17.8%***	*4.3%*	*20.5%*	*23.2%*	*13.1%*
Underlying operating profit[2]	**296.0**	285.5	282.7	242.4	210.5
Net interest	**5.3**	12.4	(4.2)	21.5	28.1
Underlying profit before taxation[2]	**301.3**	297.9	278.5	263.9	238.6
percentage change	***1.1%***	*7.0%*	*5.5%*	*10.6%*	*9.7%*
Discontinued operations – Freeserve	**–**	–	(48.2)	(22.9)	(1.5)
Goodwill amortisation	**(4.0)**	(0.7)	(0.7)	(0.2)	–
Exceptional items[3]	**(18.7)**	(14.9)	417.5	231.3	(5.8)
Profit before taxation	**278.6**	282.3	647.1	472.1	231.3
Taxation	**(68.0)**	(65.1)	(49.6)	(55.9)	(48.9)
Minority interest	**(2.8)**	(6.0)	(2.5)	(4.3)	(3.0)
Profit for the period	**207.8**	211.2	595.0	411.9	179.4
Dividends	**(129.2)**	(117.3)	(105.9)	(126.5)	(75.2)
Retained profit for the period	**78.6**	93.9	489.1	285.4	104.2
Diluted earnings per ordinary share (pence)[4]	**10.7p**	10.8p	30.6p	21.0p	9.2p
Adjusted diluted earnings per ordinary share (pence)[4]	**11.7p**	11.6p	10.3p	10.0p	9.4p
percentage change	**0.9%**	*12.6%*	3.0%	*6.4%*	*11.9%*
Dividends per ordinary share (pence)[4]	**6.655p**	6.050p	5.500p	4.600p	3.825p
percentage change	***10.0%***	*10.0%*	*19.6%*	*20.3%*	*20.5%*
Special dividend	**–**	–	–	1.88p	–

Segmental information – continuing operations[5]

	2002/03	2001/02	2000/01	1999/00	1998/99
Turnover					
UK Retail[6]	**4,525.3**	4,121.8	3,979.4	3,563.7	3,057.9
International Retail	**1,188.7**	688.4	601.6	244.4	31.6
European Property	**46.5**	78.0	62.4	63.8	64.1
	5,760.5	4,888.2	4,643.4	3,871.9	3,153.6
Underlying operating profit[2]					
UK Retail[6]	**240.3**	253.6	244.8	221.7	202.2
International Retail	**38.7**	12.1	23.0	10.6	0.3
European Property	**15.0**	16.0	14.9	10.1	8.0
	294.0	281.7	282.7	242.4	210.5
Associated undertakings	**2.0**	3.8	–	–	–
	296.0	285.5	282.7	242.4	210.5

Consolidated Balance Sheet[1]

£million	2003	2002	2001	2000	1999
Fixed assets					
Intangible assets	**997.6**	484.2	432.7	443.3	–
Tangible assets	**621.3**	607.0	535.0	501.0	363.8
Investments	**320.5**	479.0	625.7	85.8	1.9
	1,939.4	1,570.2	1,593.4	1,030.1	365.7
Current assets					
Stocks	**779.7**	650.0	580.7	512.5	427.3
Debtors	**495.5**	422.8	383.9	358.3	288.0
Short term investments	**713.9**	813.9	793.0	788.8	746.3
Cash at bank and in hand	**152.0**	38.6	64.4	103.9	11.0
	2,141.1	1,925.3	1,822.0	1,763.5	1,472.6
Creditors – falling due within one year					
Borrowings	**(151.3)**	(193.8)	(195.8)	(68.8)	(42.9)
Other creditors	**(1,281.4)**	(1,061.3)	(929.7)	(878.4)	(620.1)
	(1,432.7)	(1,255.1)	(1,125.5)	(947.2)	(663.0)
Net current assets	**708.4**	670.2	696.5	816.3	809.6
Total assets less current liabilities	**2,647.8**	2,240.4	2,289.9	1,846.4	1,175.3
Creditors – falling due after more than one year					
Borrowings	**(544.5)**	(303.0)	(462.1)	(556.9)	(202.5)
Other creditors	**(275.7)**	(239.8)	(264.9)	(233.8)	(173.7)
	(820.2)	(542.8)	(727.0)	(790.7)	(376.2)
Provisions for liabilities and charges	**(91.8)**	(80.9)	(87.7)	(77.6)	(73.7)
	1,735.8	1,616.7	1,475.2	978.1	725.4
Equity shareholders' funds	**1,696.4**	1,581.1	1,446.3	935.9	715.6
Equity minority interests	**39.4**	35.6	28.9	42.2	9.8
	1,735.8	1,616.7	1,475.2	978.1	725.4
Capital expenditure	**233.3**	189.9	180.3	210.4	113.2
Net (debt)/funds[7]	**(138.0)**	55.7	(85.1)	(75.8)	270.4

Notes:

[1] Where appropriate, prior year comparatives have been restated to take account of FRS 19 "Deferred tax".

[2] Underlying figures exclude the effects of goodwill amortisation, exceptional items and discontinued operations (Freeserve).

[3] Net exceptional items before taxation include both operating and non-operating exceptional items.

[4] Diluted earnings and dividends per ordinary share have been restated on the basis that the notional four for one share split effected on 8 March 2000 was in existence throughout the five year period. Adjusted diluted earnings per share, which exclude goodwill amortisation, exceptional items and Freeserve, have been shown to disclose the impact of these items on underlying earnings.

[5] Where appropriate, prior year comparative figures have been restated to reflect the integration of the Internet Services division, previously reported separately, into the appropriate retail division. Comparative figures have been restated to reflect this change in responsibility.

[6] Excludes Freeserve.

[7] Comprises cash, short term investments and borrowings and excludes funds held under trust in respect of extended warranty and service contract liabilities, and funds held by Freeserve.

Shareholder information

Registered office
Maylands Avenue
Hemel Hempstead
Hertfordshire HP2 7TG
Registered No. 3847921

Registrars and transfer office
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Tel: 0870 162 3100

Shareholder enquiries
Shareholders can access shareholding details over the Internet. The web address for our Registrars' site is www.capitaregistrars.com. As well as checking name, address and shareholding details in the Shareholder Help section, change of address, dividend mandate and stock transfer forms can be downloaded. This is a secure site. So that the system can validate enquiries an Investor Code is required. This is a numerical account number shown on share certificates and dividend tax counterfoils.

Joint brokers
Cazenove
Schroder Salomon Smith Barney

Capital gains tax
For the purpose of computing capital gains tax, the market value of an ordinary share in the Company on 31 March 1982 was 1.35 pence (adjusted for rights and capitalisation issues and the corporate restructuring effected on 7 March 2000).

Share dealing service
Cazenove operates a postal share dealing service for private investors who wish to buy or sell the Company's shares. Details are available from Cazenove. Tel: 020 7155 5155.

Internet
The Annual Report and Accounts and other Group information are available through the Internet at: www.dixons-group-plc.co.uk.

Dividend reinvestment plan
Details of the Company's Dividend Reinvestment Plan are available from the Registrars. To receive the final dividend in the form of shares, mandate forms from new participants should be received by the Registrars by 9 September 2003.

Dividend mandate
Shareholders who wish dividends to be paid directly into a bank or building society account should contact the Registrars for a dividend mandate form. This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures that your account is credited on the dividend payment date. To receive the final dividend in this way, mandate forms should be received by the Registrars by 22 August 2003.

Individual Savings Account
A corporate ISA is available for investors wishing to take advantage of preferential tax treatment in relation to their shareholdings. Details are available from Stock Trade. Tel: 0131 240 0448 and ask for the Dixons Group helpline.

ADR depositary
The Company's shares are available in the form of American Depositary Receipts (ADRs). The Company's depositary is Bank of New York. Tel: 00 1 212 495 1784 (from the United States of America 888-269-2377 toll-free).

CREST
The Company's shares are traded on CREST. CREST is a voluntary system which enables shareholders to hold and transfer their shareholdings electronically rather than by paper.

Unsolicited mail
The Company is obliged to make its share register available to third parties on payment of a prescribed fee. This may result in shareholders receiving unsolicited mail. If you wish to limit the receipt of unsolicited mail you should write to:

The Mailing Preference Service
FREEPOST 22
London W1E 7ER

ShareGift
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available on the ShareGift internet site, www.sharegift.org.

Financial calendar
Final dividend record date
22 August 2003

Annual general meeting
10 September 2003

Payment of final dividend
30 September 2003

2003/04 interim results announcement
January 2004

Payment of 2003/04 interim dividend
March 2004


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Dixons Group plc
Maylands Avenue
Hemel Hempstead
Herts HP2 7TG

Telephone 0870 850 3333
www.dixons-group-plc.co.uk